TOTAL NUMBER OF SEQUENTIAL PAGES 59
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

              For the twelve-month period ending December 31, 2003

                             COCA-COLA EMBONOR S.A.
                (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                   Yes_ No x

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On March 30, 2004, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the year ended December 31, 2003. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1

ITEM 2.   Exhibits

Page Number   Exhibit No.   Description

-5-           99.1          Translation of Ficha Estadistica Codificada Uniforme

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: May 7, 2004.                                       By:  /s/ Roger Ford


                                                         Roger Ford
                                                         Chief Financial Officer

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of December 31,


                                                        2003            2002
                                                        TCH$            TCH$
Assets
Current Assets
   Cash                                               4.269.584       9.920.971
   Time deposits                                      2.355.946       6.526.213
   Marketable securities (net)                            7.609       9.935.365
   Sales receivables (net)                           13.645.974      14.102.376
   Documents receivables (net)                        6.741.249       6.878.815
   Sundry receivables (net)                           1.928.829       1.895.122
   Documents and accounts receivable from
     related companies                                  104.010         925.498
   Inventory (net)                                    9.944.477      13.601.190
   Recoverable taxes                                  1.007.411       1.029.132
   Prepaid expenses                                   2.877.948       4.947.018
   Deferred taxes                                     1.185.660         717.218
   Other current assets                               4.256.158       5.513.164
                                                   ------------    ------------
      Total current assets                           48.324.855      75.992.082
                                                   ------------    ------------

Property, Plant and Equipment
   Land                                              12.226.176      14.128.071
   Construction and infrastructure                   45.151.324      49.373.391
   Machinery and equipment                          106.714.204     122.458.864
   Other fixed assets                               138.986.267     150.172.723
   Technical reappraisal of property, plant
   and equipment                                      1.876.220       1.879.255
   Depreciation (less)                             (153.016.485)   (159.244.299)
                                                   ------------    ------------
      Total property, plant and equipment           151.937.706     178.768.005
                                                   ------------    ------------

Other assets
   Investment in related companies                    1.300.333       1.346.985
   Investment in other companies                        102.082         121.885
   Goodwill                                         265.241.935     295.274.072
   Negative goodwill, net                             (675.026)       (869.879)
   Long-term receivables                                208.436          36.466
   Intangibles                                       19.982.106      24.419.597
   Amortization (less)                              (6.461.324)     (6.669.128)
   Other                                              5.263.954       8.608.416
                                                   ------------    ------------
      Total other assets                            284.962.496     322.268.414
                                                   ------------    ------------
      Total assets                                  485.225.057     577.028.501
                                                   ------------    ------------




                       The attached notes 1 to 38 form an
                   integral part of these financial statements

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of December 31,



                                                         2003         2002
Liabilities                                              TCH$         TCH$
   Current liabilities
   Short-term bank debt                                5.968.227     -
   Current portion of long-term bank liabilities      26.763.741    17.894.090
   Bonds - short-term portion                         22.628.075    23.488.347
   Accounts payable                                   12.879.085    17.820.611
   Documents payable                                   1.739.425     1.852.664
   Sundries payable                                    1.292.425     1.934.682
   Documents and accounts payable to related
     companies                                         8.142.871     8.405.256
   Provisions                                         17.478.808     7.170.617
   Withholdings                                        5.737.398     4.711.554
   Income tax                                             18.763     -
   Other current liabilities                             246.407       457.285
                                                     -----------   -----------
      Total current liabilities                      102.895.225    83.735.106
                                                     -----------   -----------

Long-term liabilities
   Long-term bank liabilities                         29.993.797    63.161.703
   Long-term bonds                                    94.545.676   133.291.073
   Long-term provisions                                2.186.684     2.055.550
   Long-term deferred taxes                            4.365.018     7.759.890
   Other long-term liabilities                         9.685.696     7.304.960
                                                     -----------   -----------
      Total long-term liabilities                    140.776.871   213.573.176
                                                     -----------   -----------

Minority Interest                                     42.045.140    53.230.176
                                                     -----------   -----------

Equity
   Paid-in capital                                   225.802.277   225.802.277
   Premium on the sale of treasury stock              21.073.300    21.073.300
   Other reserves                                     13.530.671     6.414.928
   Retained earnings                                 (60.898.427)  (26.800.852)
          Accrued profit                               -             -
          Accrued loss (less)                        (26.800.852)  (10.163.027)
          Fiscal year profit (loss)                  (34.097.575)  (16.637.825)
                                                     -----------   -----------
      Total equity                                   199.507.821   226.489.653
                                                     -----------   -----------
      Total liabilities and equity                   485.225.057   577.028.501
                                                     -----------   -----------






                       The attached notes 1 to 38 form an
                   integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the years ending December 31,
                                                        2003            2002
Operating Income (loss)                                 TCH$            TCH$
   Operating revenue                                221.081.333     241.094.955
   Operating costs (less)                          (133.114.391)   (140.678.918)
                                                   ------------    ------------
      Operating margin                               87.966.942     100.416.037
   Selling and Administration Expenses              (71.641.870)    (80.450.826)
                                                   ------------    ------------
      Operating income (loss)                        16.325.072      19.965.211
                                                   ------------    ------------

Non-operating Income (loss)
   Financial income                                   6.959.422       5.368.508
   Profit on investment in related companies             77.516       -
   Other non-operating income                         6.214.976       1.895.984
   Loss on investment in related companies (less)       (23.158)       (317.801)
   Goodwill amortization (less)                     (17.264.261)    (18.230.642)
   Financial expenses (less)                        (17.310.115)    (18.547.455)
   Other non-operating expenses (less)              (36.385.760)    (10.294.887)
   Price-level restatement                              199.641         905.627
   Exchange differentials                             4.034.546         680.708
                                                   ------------    ------------
      Non-operating profit (loss)                   (53.497.193)    (38.539.958)
                                                   ------------    ------------

      Income before tax and extraordinary items     (37.172.121)    (18.574.747)
   Income tax                                         1.675.120       1.123.178
   Extraordinary items                                    1.489         927.537
                                                   ------------    ------------
      Profit (loss) before minority interest        (35.495.512)    (16.524.032)
   Minority Interest                                  1.361.284        (249.190)
                                                   ------------    ------------
      Net Profit (loss)                             (34.134.228)    (16.773.222)
   Amortization of negative goodwill                     36.653         135.397
                                                   ------------    ------------
      Profit (loss) in the fiscal year              (34.097.575)    (16.637.825)
                                                   ------------    ------------


                       The attached notes 1 to 38 form an
                   Integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending December 31,


                                                            2003            2002
                                                            TCH$            TCH$
Cash flow from operating activities:
   Collection of sales receivables                      258.892.403     279.479.860
   Financial income received                              2.069.507       2.478.727
   Dividends received                                     -                 398.176
   Other income received                                  6.062.671       8.421.745
   Payments to suppliers and employees (less)          (211.725.898)   (221.846.505)
   Interest paid (less)                                 (18.595.750)    (18.187.223)
   Income tax paid (less)                                  (966.809)     (1.143.307)
   Other expenses paid (less)                            (2.089.088)     (2.271.974)
   VAT and other similar taxes paid (less)              (18.112.987)    (19.141.534)
                                                       ------------    ------------
      Cash flow from operating activities                15.534.049      28.187.965
                                                       ------------    ------------

Inflow from Finance Activities:
   Loans secured                                          6.651.048      36.568.503
   Other sources of financing                             7.866.548             633
   Loan payments (less)                                 (18.233.159)    (14.668.939)
   Bonds payments (less)                                (18.678.698)    (31.402.137)
   Other disbursements for financing (less)              (1.610.987)       (249.538)
                                                       ------------    ------------
      Cash flows from financing activities              (24.005.248)     (9.751.478)
                                                       ------------    ------------

Cash flows from Investment Activities:
   Sales of property, plant and equipment                   415.004         493.920
   Collection of loans to related companies               3.835.414       -
   Additions to property, plant and equipment (less)    (12.881.380)    (15.371.599)
   Long-term investments                                    (20.122)       (892.400)
   Other loans to related companies                        -             (4.722.231)
   Other investment disbursements (less)                    (48.864)       (169.478)
                                                       ------------    ------------
      Cash flows from investment activities              (8.699.948)    (20.661.788)
                                                       ------------    ------------
      Total net cash flows for the period               (17.171.147)     (2.225.301)
                                                       ------------    ------------
Effect of inflation on cash and cash equivalents         (2.578.263)       (112.976)
                                                       ------------    ------------
Net change in cash and cash equivalents                 (19.749.410)     (2.338.277)
Initial balance of cash and cash equivalents             26.382.549      28.720.826
                                                       ------------    ------------
Ending balance of cash and cash equivalents               6.633.139      26.382.549
                                                       ------------    ------------


                       The attached notes 1 to 38 form an
                   Integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending December 31,

                                                                2003            2002
                                                                TCH$            TCH$
Reconciliation of Net Inflow from Operating
   Activities to Fiscal Year Income
Net loss                                                     (34.097.575)   (16.637.825)

Income from asset sales:
   (Profit) loss on sale of property, plant and equipment         20.338       (218.569)
   (Profit) loss on sale of investment
   (Profit) loss on sale of other assets
Charges (credits) against income not representing cash
  flow:
   Depreciation for the year                                  19.003.498     21.672.090
   Amortization of intangibles                                 1.005.541      1.180.574
   Write-offs and provisions                                   1.343.797        893.705
   Profit accrued on investments in related companies            (77.516)      -
   Loss accrued on investments in related companies               23.158        317.801
   Amortization of goodwill                                   17.264.261     18.230.642
   Amortization of negative goodwill                             (36.653)      (135.397)
   Net price-level restatement                                  (199.641)      (905.627)
   Foreign exchange differential                              (4.034.546)      (680.708)
   Other credits to income not representing cash flows        (6.867.676)       (41.873)
   Other charges to income not representing cash flows        10.408.770      3.068.241
Variation in assets affecting cash flows:
   (Increase) decrease in sales receivables                    1.034.587      2.723.736
   (Increase) decrease in inventory                              539.806     (3.014.018)
   (Increase) decrease in other assets                           104.510      5.278.811

Variation in liabilities affecting cash flows:
   (Increase) decrease in accounts payable relating to
      operating income                                        (6.104.887)     4.073.431
   (Increase) decrease in interest payable                    (1.690.610)      -
   Net (Increase) decrease in income tax payable              (4.381.531)         5.772
   Increase (decrease) in other accounts payable in
      relation to non-operating income                        22.071.219     (7.195.109)
   VAT and other similar taxes payable (net)                   1.566.483       (676.901)
   (Profit) loss on minority interest                         (1.361.284)       249.189
                                                             -----------    -----------
      Net cash flows from Operating Activities                15.534.049     28.187.965
                                                             -----------    -----------


                       The attached notes 1 to 38 form an
                   Integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


1.     Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2.     Accounting Principles:

a)     Accounting period:

The consolidated financial statements cover the period from January 1 to December 31, 2003 and 2002.

b)     Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (together "Chilean GAAP"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c)     Basis for presentation:

The financial statements and amounts indicated in the notes as of December 31, 2002 have been adjusted for comparison purposes by the percentage change of 1.0% in the Consumer Price Index.

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the current year presentation (other current assets and other current liabilities).

d)     Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, the financial statements of the subsidiaries of Embonor Holdings S.A. (Inversora Los Andes S.A. and its subsidiary Embotelladoras Bolivianas Unidas S.A., Sociedad de Cartera del Pacifico S.R.L. and its subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.), have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All intercompany transactions and balances have been eliminated in the consolidation.

The minority interest resulting from the consolidation presented in the consolidated income statement was a profit of TCH$1.361.284 as of December 31, 2003 and loss of TCH$249.190 as of December 31, 2002.

The consolidated financial statements as of December 31, 2003 and 2002 include the following subsidiaries:

 Taxpayer ID No.                Company Name                                   Percentage interest
                                                                  ------------------------------------------------
                                                                                 2003                      2002
                                                                  ------------------------------------ -----------
                                                                   Direct      Indirect       Total         Total
                                                                      %           %             %             %
Foreign           Inversora Los Andes S.A. and Subsidiaries           -        99.99987      99.99987     99.99987
Foreign           Embotelladoras Bolivianas Unidas S.A.               -        99.99978      99.99978     99.99978
96.517.310-2      Embotelladora Iquique S.A.                      99.90000        -          99.90000     99.90000
96.891.720-K      Embonor S.A.                                    99.84188      0.10814      99.95003     99.84188
Foreign           Embotelladora Arica Overseas (1)                69.92713     30.07186      99.99899     99.99899
Foreign           Sociedad de Cartera del Pacifico S.R.L. (2)         -        81.73089      81.73089     79.34191
Foreign           Embotelladora Latinoamericana S.A. (2) and (4)      -        60.45156      60.45156     58.72516
Foreign           Industrial Iquitos S.A. (3)                         -        53.81787      53.81787     43.49138
96.972.720-K      Embonor Holdings S.A.                           99.99999        -          99.99999     99.99999
96.705.990-0      Envases Central S.A.                            33.00000        -          33.00000     33.00000


(1) On July 16, 2003, Coca-Cola Embonor S.A. made a capital increase in Embotelladora Arica Overseas in the amount of US$7,500,000 while Embonor Holdings S.A. made a capital decrease in Embotelladora Arica Overseas in the amount of US$23,000,000. This left the share of Coca-Cola Embonor S.A. at 69.92713%.

       On September 30, 2002, a capital decrease was made, leaving the share of Coca-Cola Embonor at 45.169426%. Embonor Holdings S.A. made a capital decrease in Embotelladora Arica Overseas on December 12, 2002, leaving the interest of Coca-Cola Embonor S.A. at 53.00846%. Lastly, on December 30, 2002, Embonor Holdings S.A. again decreased its interest in Embotelladora Arica Overseas, leaving Coca-Cola Embonor S.A. with an interest of 61.59247%.

(2) On December 23, 2003, the sum of US$24,075,165 in accounts receivable from Sociedad de Cartera del Pacifico S.R.L. was capitalized. US$11,998,986 corresponded to Coca-Cola Embonor S.A. and US$12,076,197 to Embotelladora Arica Overseas.

(3) On December 30, 2003, an increase was made in the interest of Embotelladora Latinoamericana S.A. in Industrial Iquitos S.A. through debt capitalization. The indirect interest in the company was increased by 10.3265%.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(4) On May 7 and 8, 2002, Embonor Holdings S.A. directly purchased 13,424,542 common and investment shares in Embotelladora Latinoamericana S.A. e) Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 25). The restatements were calculated using the official indexes of the National Statistics Bureau that show a change of 1.0% for the period December 1, 2002 to November 30, 2003 (3.0% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f)    Basis for conversion:

Balances in U.S. dollars, Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                      2003                 2002
                                        $                    $
United States Dollar (US$1)           593.80               718.61
Unidades de Fomento (U.F.1)        16,920.00            16,744.12
Nuevos Soles (NS1)                    171.42               204.44
Bolivianos (BS1)                       75.74                95.81

g)    Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited to income.

h)    Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

i)    Allowance for doubtful accounts:

As of December 31, 2003 and 2002, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They totaled TCH$ 2.630.197 in 2003 (TCH$ 2.566.263 in 2002).

j)    Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k) Other current assets:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Other current assets include materials and spare parts at their adjusted cost.

l)    Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus accumulated legal revaluations as of December 31, 2003 and 2002.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m)    Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real time of use of the assets. The charge due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the period. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The charge to income for depreciation was TCH$19.003.498 in 2003 (TCH$21.672.090 in 2002).

n)    Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of bottles and cases has been calculated using the straight-line method, based on their estimated useful life.

o)    Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on periodic inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p)    Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


q)    Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "profit/loss on investment in related companies."

r)     Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line "Other assets", net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over twenty years, in accordance with Circular N(degree) 1358 of the Superintendency of Securities and Insurance.

s)    Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t)    Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Pursuant to Technical Bulletins No. 71 and 60 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that had accumulated prior to the adoption of new rules as of January 1, 2000 were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


u) Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v)    Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-event severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of December 31, 2003 and 2002, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

Sociedad de Cartera del Pacifico S.R.L. and its subsidiary and Industrial Iquitos S.A. make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w)    Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

x)    Vacation Provision:

The Parent Company and its subsidiaries have provided for the cost of vacation time on an accrual basis according to Technical Bulletin No. 47 of the Chilean Accountants Association.

y)    Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days, to be cash equivalents.

The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities."

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


z)    Financial risk hedging:

As of December 31, 2003 and 2002, the Parent Company and subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin N(degree) 57 of the Chilean Accountants Associations.

3.    Changes in Accounting Principles

There were no changes in the accounting principles applied for the year ending December 31, 2003.

4.    Time Deposits

Times deposits includes deposits in the following financial institutions:

                                                            Investment      Expiration  Interest     2003         2002
                                                               Date            Date      Rate
                                                                                           %
Institution                        Country      Currency                                              TCH$         TCH$
Banco de Credito del Peru           Peru        Dollars     31.12.2003     02.01.2004       0,93     219.706       -
Banco de Credito del Peru           Peru        Dollars     31.12.2003     09.01.2004       0,93     296.900       -
Banco de Credito del Peru           Peru        Ns.Soles    31.12.2003     05.01.2004       2,27     107.995       -
Banco de Credito del Peru           Peru        Ns.Soles    31.12.2003     05.01.2004       2,10     659.968       -
Banco Interbank                     Peru        Ns.Soles    31.12.2003     05.01.2004       2,50     205.704       -
Banco Interbank                     Peru        Ns.Soles    31.12.2003     05.01.2004       2,53     865.673       -
Banco de Credito de Bolivia         Bolivia     Dollars     28.12.2002     28.01.2003       5,70      -                726
Banco de Credito del Peru           Peru        Dollars     31.12.2002     02.01.2003       1,12      -            733.054
Banco de Credito del Peru           Peru        Ns.Soles    31.12.2002     03.01.2003       3,30      -            350.608
Banco Interbank                     Peru        Ns.Soles    31.12.2002     02.01.2003       3,85      -            217.409
Banco Interbank                     Peru        Ns.Soles    31.12.2002     06.01.2003       3,85      -            309.429
Banco Interbank                     Peru        Ns.Soles    31.12.2002     06.01.2003       3,85      -            309.429
Banco Santander  Central Hispano    Peru        Ns Soles    31.12.2002     02.01.2003       3,25      -             92.918
BankBoston                          Peru        Ns.Soles    31.12.2002     06.01.2003       3,70      -            227.302
BankBoston                          Peru        Ns.Soles    31.12.2002     06.01.2003       3,75      -            247.923
BankBoston                          Peru        Ns.Soles    31.12.2002     06.01.2003       3,81      -            247.923
Citibank N.A.                       USA         Dollars     27.12.2002     06.01.2003       0,98                 3.338.662
Citibank N.A.                       USA         Dollars     27.12.2002     02.01.2003       0,98      -            450.830
                                                                                                  ----------- ------------
Totals                                                                                             2.355.946     6.526.213
                                                                                                  ----------- ------------


5.    Marketable Securities

Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                                         Account value

                                                2003             2002
                                                TCH$             TCH$

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Mutual fund units                               7.609          9.935.365
                                         -------------------------------
Totals                                          7.609          9.935.365
                                         -------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Breakdown of mutual fund units as of December 31 is as follows:

Entity                            Unit value       Amount in units     Amount         Amount
                                      $                                 TCH$           TCH$
                                                                        2003           2002
Citi Funds Ltd. Mutual Funds         593.80           12,814.08         7.609            -
Citi Funds Ltd. Mutual Funds         725.80          11,000,000          -          7.983.757
Citi Funds Ltd. Mutual Funds         725.80           1,000,000          -            725.796
Citi Funds Ltd. Mutual Funds         725.80             360,000          -            261.287
Citi Funds Ltd. Mutual Funds         725.80             500,000          -            362.898
Citi Funds Ltd. Mutual Funds         725.80              77,034                        55.911
BCI Mutual Funds                 466,846.89            1,168.94          -            545.716
                                                                   --------------------------
Total                                                                   7.609       9.935.365
                                                                   --------------------------


6.    Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of chilean pesos

------------------------- ------------------------------------------------------------------------------------- -----------------
                                                           Short-term receivables                                Total Long-term
                                                                                                                   Receivables
------------------------- ------------------------------------------------------------------------------------- -----------------
           Line                 Up to 90 days        More than 90 days and    Subtotal     Total short-term
                                                         out to 1 year                    receivables (net)
------------------------- ------------------------- ----------------------- ------------ ---------------------- -----------------
                               2003         2002        2003        2002         2003        2003       2002      2003     2002
------------------------- ------------- ----------- ----------- ----------- ------------ ----------- ---------- -------- --------
Sales receivables            13.508.195  13.846.837     970.956   1.214.637   14.479.151
------------------------- ------------- ----------- ----------- ----------- ------------
Estimated uncollectibles        (53.481)    (25.907)   (779.696)   (933.191)    (833.177) 13.645.974 14.102.376    -        -
------------------------- ------------- ----------- ----------- ----------- ------------ ----------- ---------- -------- --------
Documents receivable          6.536.961   6.648.741   1.614.590   1.401.081    8.151.551
------------------------- ------------- ----------- ----------- ----------- ------------
Estimated uncollectibles       (128.730)    (10.656) (1.281.572) (1.160.35)   (1.410.302)  6.741.249  6.878.815    -        -
------------------------- ------------- ----------- ----------- ----------- ------------ ----------- ---------- -------- --------
Sundry receivables            1.807.294   1.626.559     508.253     704.721    2.315.547
------------------------- ------------- ----------- ----------- ----------- ------------
Estimated uncollectibles              -        (350)   (386.718)   (435.808)    (386.718)  1.928.829  1.895.122  208.436   36.466
------------------------- ------------- ----------- ----------- ----------- ------------ ----------- ---------- -------- --------
Total                                                                                     22.316.052 22.876.313  208.436   36.466
---------------------------------------------------------------------------------------- ----------- ---------- -------- --------

7.    Balances and transactions with related companies:

Receivable and payable balances with related parties as of December 31, 2003 and 2002 are summarized follows:

a)    Documents and accounts receivable:

Taxpayer ID      Company                       Short-Term        Long-Term
     No.                                     2003     2002     2003     2002
                                             TCH$     TCH$     TCH$     TCH$
96.714.870-9     Coca Cola de Chile S.A.       -     798.143     -        -
96.648.500-0     Vital S.A.                    -       4.548     -        -
   Foreign       Coca-Cola Peru                -     122.807     -        -
   Foreign       Comptec S.A.               104.010     -        -        -
                                            -------  -------  -------  -------
                 Totals                     104.010  925.498     -        -
                                            -------  -------  -------  -------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)    Documents and accounts payable:

Taxpayer ID    Company                        Short-Term           Long-Term
    No.                                  ---------------------  ----------------
                                            2003        2002      2003   2002
                                            TCH$        TCH$      TCH$   TCH$
96.714.870-9   Coca- Cola de Chile S.A.  5.949.357   4.455.180      -      -
96.648.500-0   Vital S.A.                  697.229     961.229      -      -
96.705.990-0   Envases Central S.A.        476.231     967.049      -      -
   Foreign     Coca Cola Peru              993.177   2.007.498      -      -
81.752.100-2   Direnor S.A.                 26.877      14.300      -      -
                                         ---------------------  ----------------
               Totals                    8.142.871   8.405.256      -      -
                                         ---------------------  ----------------

c)    Transactions with related companies:

The principal transactions with related parties were as follows during 2003 and 2002:

                                                                                         2003                    2002
                                                                               ------------------------ ----------------------
Company                  Taxpayer ID   Relationship     Transaction               Amount     Effect on      Amount     Effect
                                                                                              results                    on
                                                                                              (charge)                 results
                                                                                               credit                  (charge)
                                                                                                                        credit

                                                                                   TCH$         TCH$         TCH$        TCH$

Coca-Cola de Chile S.A.  96.714.870-9  Shareholder      Purchase of raw        (30.151.540)       -     (29.474.078)      -
                                                        materials

                                                        Purchase of products      (593.369)       -            -          -

                                                        Sales of products            2.172        -            -          -

                                                        Sale of services            85.933        -             162        162

                                                        Sale of advertising      1.733.472     161.832    1.362.084    163.450

Coca-Cola  Peru            Foreign     Indirect         Purchase of raw         (6.158.934)       -      (3.476.032)      -
                                                        materials

                                                        Purchase of products      (260.495)       -            -          -

                                                        Purchase of                (13.736)       -      (5.746.831)      -
                                                        advertising

                                                        Purchase of services       (96.521)       -            -          -

                                                        Sales of raw               645.873        -         502.742       -
                                                        materials

                                                        Sales of advertising        14.527        -          22.272       -

                                                        Sale of services             6.346       3.942        4.928      4.928

Vital S.A.               96.648.500-0  Common Director  Purchase of products    (5.991.024)       -      (4.899.244)      -

                                                        Sale of services             9.550        -            -          -

Envases Central S.A.     96.705.990-0  Affiliate        Purchase of products    (6.528.735)       -      (5.867.833)      -

Direnor S.A.             81.752.100-2  Common Director  Purchase of products        -             -         (58.453)      -

                                                        Purchase of raw            (67.655)       -            -          -
                                                        materials

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Transactions with related companies correspond to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

8.    Inventories

As of December 31, 2003 y 2002, the inventories, as described in Note 2(j), are summarized as follows:

                                            2003            2002
                                            TCH$            TCH$
Finished products                         2.790.290       2.799.837
Raw materials                             5.768.450       9.091.649
Raw materials in transit                    618.068         955.867
Promotional and other products              767.669         753.837
                                          ---------      ----------
       Total                              9.944.477      13.601.190
                                          ---------      ----------

9.    Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of December 31, 2003 and 2002:

a)    Income tax provision:

The Parent Company did not establish an income tax provision as it reported a loss for tax purposes.

The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$1.007.411 in 2003 (TCH$1.029.132 in 2002) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and so has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$6.419 in 2003 (TCH$3.234 in 2002) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. did establish an income tax provision of TCH$30.569 in 2003 (TCH$ 21.682 in 2002). The balance of recoverable taxes amounting to TCH$990.262 in 2003 (TCH$996.392 in 2002) corresponds to tax benefits for tax losses and training expenses.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The subsidiary Embotelladora Iquique S.A. did establish an income tax provision of TCH$60.726 in 2003 (TCH$13.585 in 2002). The balance of recoverable taxes in the amount of TCH$0 in 2003 (TCH$18.559 in 2002) corresponds to provisional monthly payments made in excess of income tax, and training expenses.

For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base. The balance of recoverable taxes in the amount of TCH$4.510 in 2003 (TCH$0 in 2002) corresponds to VAT.

As of December 31, 2003 the transaction tax amounts to TCH$ 1.000.578 (TCH$1.145.360 in 2002).

The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$6.220 in 2003 (TCH$10.947 in 2002) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 2.934.223 in 2003 (TCH$2.584.181 in 2002). See
Note 16.

b)    Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of September 30, 2003 in the amount of TCH$46.754.229 that are summarized as follows:


                                               2003
                                               TCH$
         Without  credit                   (73.888.307)
         With a 15% credit                     142.993
         Without  credit                    26.991.085
                                            ----------
         Total                             (46.754.229)
                                            ----------


c)    Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of December 31, 2003 and 2002 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of December 31, 2003 and 2002, the accumulated balances of the temporary differences caused by deferred taxes are as follows:



Description                                          2003                                               2002
                               -------------------------------------------------  ------------------------------------------------
                                     Deferred Asset         Deferred Liability         Deferred Asset         Deferred Liability
Temporary Differences            Short-Term    Long-Term   Short-Term Long-Term    Short-Term    Long-Term   Short-Term Long-Term
                                     TCH$         TCH$        TCH$        TCH$        TCH$          TCH$      TCH$          TCH$
Uncollectibles provision            221.224      290.350     -            -          197.488       365.561     -            -
Inventories                         745.287       -          -            -          892.237        -          -            -
Vacation provision                  199.686       -          -            -          176.413        -          -            -
Amortization of intangibles          -            -          -         4.838.534      -             -          -         5.631.470
Leasing assets                       -            -          -           494.071      -             -          -           638.253
Revaluation of fixed assets          -            -          -         2.524.270      -             -          -         3.526.730
Goodwill                             -            -          -        34.011.138      -             -          -        36.217.266
Depreciation of fixed assets         -        23.854.958     -         1.742.022      -         29.928.462     -         2.447.312
Severance                            -            -          -           801.481      -             -          -           712.294
Obsolescence provision                  668      166.602     -            -            7.176       130.810     -            -
Tax losses                           -         7.818.606     -            -           -          6.441.679     -            -
Other events                        204.000       -         93.897        17.427     247.450        -         68.389        33.347
                               ------------  -----------  --------  ------------  ----------  ------------  --------  ------------
Sub-total                         1.370.865   32.130.516    93.897    44.428.943   1.520.764    36.866.512    68.389    49.206.672
                               ------------  -----------  --------  ------------  ----------  ------------  --------  ------------
Net complementary accounts          (91.308) (24.069.002)    -       (32.002.411)   (735.157)  (29.497.973)    -       (34.078.243)
Valuation provision                  -            -          -            -           -             -          -
                               ------------  -----------  --------  ------------  ----------  ------------  --------  ------------
       Total                      1.279.557    8.061.514    93.897    12.426.532     785.607     7.368.539    68.389    15.128.429
                               ------------  -----------  --------  ------------  ----------  ------------  --------  ------------

d) The income tax account as of December 31, 2003 and 2002 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

                       ITEM                                2003          2002
                                                           TCH$          TCH$
Current tax expense (tax provision)                    (1.091.873)   (1.180.627)
Prior year tax expense adjustment                          13.542       231.530
Effect of deferred tax assets and
  liabilities in the fiscal year                       (1.243.537)   (2.100.651)
Effect of amortization of deferred asset
  and liability complementary accounts
                                                        3.996.988     4.177.170
Other charges                                            -               (4.244)
                                                      ------------   ----------
    Total                                               1.675.120     1.123.178
                                                      ------------   ----------


10.   Other Current  Assets

Other current assets as of December 31, 2003 and 2002, as valued according to
Note 2(k), include the following:

                                         2003         2002
                                         TCH$         TCH$
Spare parts and supplies              4.256.158    5.513.164
                                      ---------    ---------
Total other current assets            4.256.158    5.513.164
                                      ---------    ---------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


11.   Property, plant and equipment

a)    Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles, and plastic cases.

b) Property, plant and equipment as of September 30, 2003 and 2002 are summarized as follows:

                                                         2003                          2002
                                              Gross Value    Accumulated    Gross Value   Accumulated
                                                            Depreciation                 Depreciation
                                                  TCH$           TCH$           TCH$          TCH$
Land                                           12.226.176       -            14.128.071      -

Buildings and Infrastructure:
Buildings and Constructions                    44.953.398     11.396.270     48.625.467    11.313.206
Construction in progress                          197.926       -               747.924      -
                                              -----------  -------------    -----------  ------------
                                Subtotal       45.151.324     11.396.270     49.373.391    11.313.206
                                              -----------  -------------    -----------  ------------

Machinery and Equipment:
Machines and Equipment                         98.007.788     50.146.657    109.645.503    53.243.162
Transportation Equipment                        8.706.416      7.628.305     12.813.361    11.418.701
                                              -----------  -------------    -----------  ------------
                                Subtotal      106.714.204     57.774.962    122.458.864    64.661.863
                                              -----------  -------------    -----------  ------------

Other fixed assets:
Office furniture and fixtures                  20.505.198     17.682.317     23.344.803    19.378.243
Advertising equipment                          46.683.811     30.308.612     53.230.497    30.971.786
Bottles and cases                              69.530.918     34.975.781     71.318.028    32.154.066
Leasing and Software (1)                        2.266.340        461.790      2.279.395       370.646
                                              -----------  -------------    -----------  ------------
                                Subtotal      138.986.267     83.428.500    150.172.723    82.874.741
                                              -----------  -------------    -----------  ------------

Technical reappraisal of property, plant
and equipment                                   1.876.220        416.753      1.879.255       394.489
                                              -----------  -------------    -----------  ------------
Total property, plant and equipment           304.954.191    153.016.485    338.012.304   159.244.299
                                              -----------  -------------    -----------  ------------

(1) Leased assets are not the property of the Company until the purchase option is exercised.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment" pertains to the following:

Net Value                                             2003         2002
                                                      TCH$         TCH$
Land                                                1.083.687    1.082.925
Buildings and constructions                           375.651      401.391
Machinery and equipment                                   129          450
                                                    ---------    ---------
    Total higher value of technical reappraisal     1.459.467    1.484.766
                                                    ---------    ---------

d) The charge to income for depreciation amounted to TCH$19.003.498 (TCH$21.672.090 in 2002). TCH$12.884.969 (TCH$16.156.141 in 2002) of this amount is recorded in operating costs and TCH$6.118.529 (TCH$5.515.949 in 2002) in selling and administration expenses.

e) As of December 31, 2003, management has carried out an assessment of the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets. It is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made at the balance sheet date.


12.   Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:


a)    As of December 31, 2003:

                                         Currency                                Fiscal
                               Country   in Which     Number                       year    Accrued Proportional               Book
                                 Of      Invest.        of              Issuer's  Profit    Profit    Equity   Unrealized   Value of
Taxpayer ID   Company           Origin   Is Recorded  Shares   Interest  Equity   (Loss)    (Loss)     Value   Earnings   Investment
                                                                  %       TCH$     TCH$      TCH$       TCH$      TCH$        TCH$
96.705.990-0  Envases Central   Chile    Pesos       3.123.745  33,00  2.956.132  234.896   77.516    975.524      -         975.524
              S.A.
Foreign       Comptec S.A.      Colombia Dollar        130.000  20,00  1.624.043 (115.791) (23.158)   324.809      -         324.809
                                                                                            ----------------------------------------
                      Total                                                                 54.358  1.300.333      -       1.300.333
                                                                                            ----------------------------------------


b)    As of December 31, 2002:

                                         Currency                                Fiscal
                               Country   in Which     Number                       year    Accrued Proportional               Book
                                 Of      Invest.        of              Issuer's  Profit    Profit    Equity   Unrealized   Value of
Taxpayer ID   Company           Origin   Is Recorded  Shares   Interest  Equity   (Loss)    (Loss)     Value   Earnings   Investment
                                                                  %       TCH$     TCH$      TCH$       TCH$      TCH$        TCH$
96.705.990-0  Envases Central   Chile    Pesos       3.123.745  33,00  2.721.237 (383.275) (126.481)   898.008      -        898.008
              S.A.
Foreign       Comptec S.A.      Colombia Dollar        130.000  20,00  2.244.887 (956.601) (191.320)   448.977      -        448.977
                                                                                            ----------------------------------------
                      Total                                                                (317.801) 1.346.985      -      1.346.985
                                                                                            ----------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


13.   Goodwill

Goodwill as of December 31, 2003 and 2002, amounting to TCH$265.241.935 and TCH$295.274.072, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$17.264.261 in 2003 and TCH$18.230.642 in 2002.

Goodwill and the effect in income is broken down as follows:

                                                                            2003                       2002
                                                                --------------------------   ------------------------
Taxpayer ID                                                      Amortization   Goodwill     Amortization  Goodwill
                                                                in the period                  in the
                                                                                               period
                                                                      TCH$         TCH$          TCH$         TCH$
96.891.720-K   Embonor S.A.                                        12.977.223  200.065.521    12.977.223  213.042.744
Foreign        Sociedad de Cartera del Pacifico S.R.L.              2.716.536   44.418.119     3.320.396   54.842.329
Foreign        Industrial Tisco y Cia. de Transporte Cural S.A.       110.767    1.506.512       135.391    1.976.785
Foreign        Merger of North-South Division on January 1,1998       449.013    6.148.090       548.824    8.063.574
Foreign        Industrial Iquitos S.A.                                 80.701    1.316.369       112.052    1.804.350
Foreign        Inansa S.A.                                            930.021   11.787.324     1.136.756   15.544.290

                                                                -------------  -----------   -----------  -----------
Total                                                              17.264.261  265.241.935    18.230.642  295.274.072
                                                                -------------  -----------   -----------  -----------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$6.538.551 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 11.5 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which reduced Inversora Los Andes S.A. control to 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$5.678.891 before amortization. The amortization period pending at the close of financial statements is 12.0 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired the remaining 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$7.982.566, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 14.0 years.

Goodwill also includes trademark royalties, which correspond to the following:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.

-    The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The charge to income amounted to TCH$930.021 in 2003 (TCH$1.136.756 in 2002).

PERU

(a)   Embotelladora Latinoamericana S.A.

The goodwill as of December 31, 2003, amounting to TCH$8.970.971 (TCH$11.844.709 in 2002), corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$1.506.512 in 2003 (TCH$1.976.785 in
2002), and secondly to the merger of operations as of January 1, 1998 with:
Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$6.148.090 in 2003 (TCH$8.063.574 in 2002); as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$1.316.369 in 2003 (TCH$1.804.350 in 2002).

The charge to income amounted to TCH$640.481 (TCH$796.267 in 2002).

(b)   Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of December 31, 2003, amounting to TCH$44.418.119
(TCH$54.842.329 in 2002), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$2.716.536 in 2003 (TCH$3.320.396 in 2002).

CHILE

(a)   Embonor S.A.

The goodwill as of December 31, 2003 amounting to TCH$200.065.521
(TCH$213.042.744 in 2002), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The charge to income was TCH$12.977.223 in 2003 (TCH$12.977.223 in 2002).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


14.   Negative goodwill:

The negative goodwill as of December 31, 2003, amounting to ThCH$675.026 (TCH$869.879 in 2002), corresponds to the unamortized balance generated in the acquisition the shares of Embotelladora Latinoamericana S.A..

The credit against fiscal year income was ThCh$36.653 in 2003 (ThCh$135.397 in 2002).

The Negative Goodwill and the effect in income is broken down as follows:

                                                              2003                    2002
                                                    -----------------------  -----------------------
Taxpayer ID                                         Amortization             Amortization
                                                    in the period  Goodwill  in the period  Goodwill
                                                        TCH$         TCH$        TCH$         TCH$
Foreign        Embotelladora Latinoamericana S.A.          36.653   675.026         26.134   869.879
96.891.720-K   Embonor S.A.                                  -         -           109.263      -
                                                    -------------  --------  -------------  --------
Total                                                      36.653   675.026        135.397   869.879
                                                    -------------  --------  -------------  --------

15.   Intangibles

Intangibles held by the Company as of December 31, 2003 and 2002 are as follows:

                                         2003                                         2002
  Trademarks         Gross Value     Accumulated                                  Accumulated
                         TCH$        amortization    Net value    Gross Value     amortization     Net value
                                         TCH$           TCH$         TCH$             TCH$            TCH$
San Luis               13.731.651      (4.590.186)    9.141.465      16.784.067      (4.765.445)   12.018.622
Kola Inglesa            5.443.618      (1.819.451)    3.624.167       6.653.683      (1.888.919)    4.764.764
Other                     806.837         (51.687)      755.150         981.847         (14.764)      967.083
                     ----------------------------------------------------------------------------------------
Total                  19.982.106      (6.461.324)   13.520.782      24.419.597      (6.669.128)   17.750.469
                     ----------------------------------------------------------------------------------------

As of December 31, 2003 and 2002, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$1.005.541 (TCH$1.180.574 in 2002).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


16.   Other Assets:

Other assets, totaling TCH$5.263.954 as of December 31, 2003 (TCH$8.608.416 in
2002) correspond to the following:

                                                                               2003          2002
                                                                               TCH$          TCH$
Deferred expenses in the U.S. bond issue                                       903.862     1.627.085
Deferred expenses in Chilean bond issue                                      3.218.736     3.272.496
Deferred expenses of syndicated UF credit facility                              89.912       359.679
Deferred expenses in the Wachovia and Rabobank debt                            312.225          -
Recoverable taxes                                                            2.934.223     2.584.181
Other                                                                          110.985       764.975
                                                                           -----------     ---------
Total                                                                        7.569.943     8.608.416
                                                                           -----------     ---------

                                                                               2003          2002
                                                                               TCH$          TCH$
Provision for deferred expenses in Chilean bond issue (1)                  (2.184.807)          -
Provision for deferred expenses of syndicated UF credit facility (2)
                                                                              (89.912)          -
Provision for deferred expenses in the Wachovia and Rabobank debt (3)
                                                                              (31.270)          -
                                                                           -----------     ---------
Total                                                                      (2.305.989)          -
                                                                           -----------     ---------
Total                                                                        5.263.954     8.608.416
                                                                           -----------     ---------

(1) On January 30, 2004, the company paid UF 1.130.000 of the Chilean series B1 and series B2 bonds. It recognized the proportion of deferred expenses as a provision in income. The short-term provision totals TCH$204.514 and is shown net of prepaid expenses.

(2) On February 4, 2004, the company paid the entire Chilean syndicated loan. It therefore made a provision for all deferred expenses. The short-term provision totals TCH$292.216 and is shown net of prepaid expenses.

(3) On February 3, 2004, the company paid US$7.500.000 of the loan owed to Wachovia. It therefore recognized the proportion of deferred expenses in income through a provision. There is no short-term provision.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


17.   Short-term bank debt

Short-term bank debt was as follows as at December 31, 2003 and 2002:

                   Bank or
 Taxpayer         Financial
    ID           Institution                   TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                                            Other foreign
                                            Dollar            Currencies             UF            Non-adjustable  Total
                                        2003      2002      2003    2002      2003      2002        2003   2002     2003     2002
                                        TCH$      TCH$      TCH$    TCH$      TCH$      TCH$        TCH$   TCH$     TCH$     TCH$
           Short - term
Foreign    Banco de Credito de
           Bolivia                     831.347     -        -        -        -          -           -     -      831.347     -
Foreign    Banco de Santa Cruz de
           Bolivia                      12.484     -        -        -        -          -           -     -       12.484     -
97006000-6 Banco de Credito e
           Inversiones                  -          -        -        -        -          -      5.124.396  -    5.124.396     -
                                    ------------------------------------------------------------------------------------------------
                Totals                 843.831     -        -        -        -          -      5.124.396  -    5.968.227     -
                                    ------------------------------------------------------------------------------------------------
           Principal owed              843.831     -        -        -        -          -      5.100.000  -    5.943.831     -
           Annual average interest
           rate                        4.5%        -        -        -        -          -         1.60%   -       -          -
              Long - term
97008000-7 Chilean syndicated banks     -          -        -        -    26.551.507 17.661.454      -     -   26.551.507 17.661.454
Foreign    Wachovia Bank                35.851     50.024   -        -        -          -           -     -       35.851     50.024
Foreign    RaboBank                     35.851     50.024   -        -        -          -           -     -       35.851     50.024
Foreign    Banco de Credito del Peru    98.659     84.832   -        -        -          -           -     -       98.659     84.832
Foreign    Banco Santander              41.873     -        -        -        -          -           -     -       41.873     -
Foreign    Banco Wiese                  -          47.756   -        -        -          -           -     -       -          47.756
                                    ------------------------------------------------------------------------------------------------
                Totals                 212.234    232.636   -        -    26.551.507 17.661.454      -     -   17.894.090  6.763.741
                                    ------------------------------------------------------------------------------------------------
           Principal owed           29.830.532 36.929.331   -        -    26.344.440 43.992.755      -     -   56.174.972 80.922.086
           Annual average interest
           rate                     Libor+2.5% Libor+2.5%   -        -     Tab+1.4%   Tab+1.4%       -     -       -          -

           Percentage in foreign currency (%)                                                                     0.8%      98.7%
           Percentage in domestic currency (%)                                                                   99.2%       1.3%

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


18. Long-term bank debt:

Long-term bank debt as of December 31, 2003 and 2002 is broken down as follows:


                                                               Years to Maturity                      Closing Date of     Closing
                                                                                                       Actual Period      Date of
                                                                                                                          Previous
                                                                                                                            Period
Tax Ident.     Bank or Financial  Currency Or More than   More than   More than   More     More    Total as    Annual     Total as
Number                              Index of  1 up to 2   2 up to 3   3 up to 5   than 5   than     of 2003    Interest    of 2002
                                   Adjustment                                     up to 10   10                  Rate
               Institution                       TCH$        TCH$        TCH$       TCH$    TCH$      TCH$         %         TCH$

97008000-7     Chilean
               syndicated banks   U.F.            -           -           -           -       -        -        Tab + 1.4 26.331.300
Foreign        Wachovia Bank (1)  Dollar          -           -       14.845.000      -       -    14.845.000  Libor +    18.144.903
                                                                                                                  2.5
Foreign        RaboBank (1)       Dollar          -           -       14.845.000      -       -    14.845.000  Libor +    18.144.903
                                                                                                                  2.5
Foreign        Banco de Credito
               del Peru           Dollar         237.520      -           -           -       -       237.520   13.00%       408.257
Foreign        Banco Santander    Dollar          66.277      -           -           -       -        66.277    7.00%       132.340
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------
               Total                             303.797      -       29.690.000      -       -    29.993.797             63.161.703
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------
               % in domestic currency                                                                   0.00%                 41.70%
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------
               % in foreign currency                                                                  100.00%                 58.30%
                                              ----------- ----------- ----------- -------- ------- ----------- ---------- ----------

(1) During 2002, the Company obtained 2 five-year loans through its agency in Cayman Islands for a total of US$50,000,000, with three years of grace, for the purpose of optimizing its liability structure.

19.   Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent company amounted to TCH$113.665.276 in 2003 (TCH$152.342.557 in 2002), with accrued interest of TCH$3.508.475 in 2003 (TCH$4.436.863 in 2002), and is detailed below:


                                                                          Frequency                    Par Value          Placement
 Listing No.   Series  Face amount  Bond    Interest  Maturity     Interest     Amortization                             in Chile or
                        placed and  unit of   rate                 payment                                                 abroad
                       outstanding  adjust-
                                    ment                                                           2003         2002
                                                                                                   TCH$         TCH$
Long-term bonds--short-term portion:
   New York   Unique    158.000.000  US$     9.875%   15-03-2006  Semiannual     At maturity     2.753.694    4.030.735   Foreign
     224      A1            134.000  UF      7.000%   01-08-2003  Semiannual     At maturity        -         2.333.546   Domestic
     224      A2            940.000  UF      7.000%   01-08-2003  Semiannual     At maturity        -        16.369.655   Domestic
     224      B1            155.000  UF      6.750%   01-02-2020  Semiannual     As from 2004    1.428.835       75.199   Domestic
     224      B2          1.400.000  UF      6.750%   01-02-2020  Semiannual     As from 2004   18.445.546      679.212   Domestic
                                                                                                ----------   ----------
Total short-term portion                                                                        22.628.075   23.488.347
                                                                                                ----------   ----------

Long-term Bonds:
   New York   Unique    158.000.000  US$     9.875%   15-03-2006  Semiannual     At maturity    87.354.676  106.993.595   Foreign
     224      B1            155.000  UF      6.750%   01-02-2020  Semiannual     As from 2004    1.269.000    2.621.292   Domestic
     224      B2          1.400.000  UF      6.750%   01-02-2020  Semiannual     As from 2004    5.922.000   23.676.186   Domestic
                                                                                                ----------  -----------
Total- Long-term portion:                                                                       94.545.676  133.291.073
                                                                                                ----------  -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of August 1, 2003, the Company performed the total payment of the capital of Series A1 and A2 bonds in the amount of TCH$18.192.797.

As of December 12, 2002, the Company made an early redemption of Series A1 and A2 bonds amounted to TCH$ 31.167.120. Additionally, as of December 26, 2002, U.S. bonds were repurchased in the amount of US$ 2.000.000.

20.   Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at December 31, 2003 and 2002:


a)    Current liabilities
                                                              2003        2002
                                                              TCH$        TCH$
Provision for invoices to be received and other payments   1.361.178   2.463.291
Provision for fiscal year expenses                         1.265.121   1.165.073
Provision for bonuses                                        580.470     742.081
Vacation provision                                         2.222.040   2.250.080
Severance indemnities provision                              680.162     536.642
Provision for sale Elsa y Socap (see note 24 (4))         11.222.845     -
Other                                                        146.992      13.450
                                                          ----------   ---------
         Total                                            17.478.808   7.170.617
                                                          ----------   ---------

b)    Long-term liabilities
                                                              2003        2002
                                                              TCH$        TCH$
Severance indemnities provision                            2.186.684   2.055.550
                                                           ---------   ---------
         Total                                             2.186.684   2.055.550
                                                           ---------   ---------

21.   Other long-term liabilities

This line includes the following liabilities without any specific expiration date:

                                                      2003          2002
                                                      TCH$          TCH$
Bottle and case deposits in guarantee (1)          3.705.546     5.831.895
Leasing                                              701.648     1.239.338
Fair value swap                                    5.192.060      -
Others                                                86.442       233.727
                                                   ---------     ---------
         Total                                     9.685.696     7.304.960
                                                   ---------     ---------

(1) On December 31, 2003, the company recorded the reversal of part of the liabilities for bottle guarantee deposits based on the results of a survey of bottles existing on the market. This reversal generated a credit of TCH$1.888.242 to income, which is shown in "other non-operating income."

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


22.    Minority Interest

As of December 31, 2003 the effect of minority interest on liabilities and income is as follows:

Taxpayer ID       Company                                 Minority      Company     Fiscal Year     Minority        Profit
                                                          Interest      Equity        Profit        Interest      (loss) for
                                                                                      (loss)                       Minority
                                                                                                                   Interest
                                                             %            TCH$          TCH$          TCH$          TCH$
96.891.720-K      Embonor S.A.                            0,04997     179.998.875     4.773.994        89.942          (982)
96.972.720-K      Embonor Holdings S.A.                   0,00000     102.573.555   (19.583.438)            1        -
96.517.310-7      Embotelladora Iquique S.A.              0,10000      12.848.225       996.205        12.848          (996)
Extranjero        Arica Overseas S.A.                     0,00001      57.015.251     2.129.702        -             -
Extranjero        Sociedad de Cartera del Pacifico       18,26911     104.533.615    (1.990.437)   19.097.360       363.635
                  S.R.L.
Extranjero        Embotelladora Latinoamericana S.A.     26,39689      86.674.267    (3.638.879)   22.879.308       960.550
Extranjero        Industrial Iquitos S.A.                 8,57595        (401.338)     (455.668)      (34.419)       39.078
Extranjero        Inversora los Andes S.A.                0,00013      46.847.228       (54.454)           61        -
Extranjero        Embotelladoras Bolivianas Unidas S.A.   0,00009      40.821.383       549.488            39            (1)
                                                                                                   ----------     ---------
Total                                                                                              42.045.140     1.361.284
                                                                                                   ----------     ---------

23.   Changes in equity:

The following were the changes in equity accounts from January 1 to December 31, 2003 and 2002:

------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
                   Concept                    Paid-In    Premium     Other    Accumulated    Fiscal        Total
                                              Capital     on the    reserves    Results       year
                                                         sale of                             profit
                                                         treasury                            (loss)
                                                          stock
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
                                                TCH$       TCH$       TCH$        TCH$         TCH$        TCH$
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Balances at January 1, 2002                 217.054.962 20.256.946  4.308.479  (1.319.880)  (8.449.445) 231.851.062
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Profit distribution                              -          -          -       (8.449.445)   8.449.445       -
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Revaluation of shareholders' equity           6.511.649    607.708     -         (293.078)      -         6.826.279
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Cumulative adjustment for exchange
differential                                     -          -       2.042.935      -            -         2.042.935
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Fiscal year profit (loss)                        -          -          -           -       (16.473.094) (16.473.094)
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Balances at December 31, 2002               223.566.611 20.864.654  6.351.414 (10.062.403) (16.473.094) 224.247.182
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Balances at December 31, 2002 adjusted by   225.802.277 21.073.300  6.414.928 (10.163.027) (16.637.825) 226.489.653
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Balances at January 1, 2003                 223.566.611 20.864.654  6.351.414 (10.062.403) (16.473.094) 224.247.182
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Income distribution                              -          -          -      (16.473.094)  16.473.094       -
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Capital decrease                                 -          -          -           -            -            -
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Revaluation of shareholders' equity         2.235.666      208.646     -         (265.355)      -         2.178.957
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Cumulative adjustment for exchange
differential                                     -          -      (7.915.376)     -            -        (7.915.376)
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Adjustment other reserves for sale
Elsa-Socap (1)                                   -          -      15.094.633      -            -        15.094.633
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Fiscal year profit (loss)                        -          -          -           -       (34.097.575) (34.097.575)
------------------------------------------- ----------- ---------- ---------- -----------  -----------  -----------
Balances at December 31, 2003               225.802.277 21.073.300 13.530.671 (26.800.852) (34.097.575) 199.507.821
=========================================== =========== ========== ========== ===========  ===========  ===========

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(1) On January 29, 2004, the Company sold its entire equity interest, both direct and indirect, in the Peruvian subsidiary Embotelladora Latinoamericana S.A. (ELSA) totaling 60.45% of that company. The price was US$129.917.924, which was paid at once on the same date. As a result of this transaction, the company recognized a debit against other non-operating disbursements in the amount of TCH$15.094.633 as of December 31, 2003, arising from adjustments to other reserves because of the sale of this investment. See note 24 (4).

According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244.420.704 Series A shares and 266.432.526 Series B shares at a paid-in value of CH$442.01 each. The Company's shares have no par value.

a)    Number of shares

                          No. of       No. of paid-in      No. of voting
        Series          subscribed        shares              shares
                          shares
          A             244.420.704       244.420.704        244.420.704
          B             266.432.526       266.432.526        266.432.526
                        -----------    --------------      -------------
        Total           510.853.230       510.853.230        510.853.230
                        -----------    --------------      -------------

b)    Capital

        Series          Subscribed capital         Paid-in capital
                               TCH$                      TCH$
          A                    108.036.415             108.036.415
          B                    117.765.862             117.765.862
                        ------------------         ---------------
        Total                  225.802.277             225.802.277
                        ------------------         ---------------

c)    Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of December 31, 2003:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$93.820.400 (US$158.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition                                      Amount
                                                   US$

Embotelladoras Bolivianas Unidas S.A.          10.000.000
Embotelladora Latinoamericana S.A.            148.000.000
                                              -----------
                           Total              158.000.000
                                              -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

ITEMIZATION                          Embonor     Inansa S.A.   Socap S.R.L.      TOTAL
                                     Holdings
                                       S.A.
                                       TCH$         TCH$           TCH$           TCH$

2002 Balances                       23.751.362    3.714.031    (21.113.979)     6.351.414

Liability hedging                       -         1.300.420     19.296.304     20.596.724

Proportional  equity value per
Technical  Bulletin No. 64         (28.512.100)      -              -         (28.512.100)
                                   ------------------------------------------------------
TOTALS                              (4.760.738)   5.014.451     (1.817.675)    (1.563.962)
                                   ------------------------------------------------------


d)    Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

       Type of Shareholder              Equity Interest (%)        Number of
                                                                  Shareholders
                                          2003        2002       2003       2002
Interest of 10% or more                  70,82       70,82         02         02
Interest of less than 10% with an
 investment greater than or equal
 to UF 200                               29,00       28,83        140         99
Interest of less than 10% with an
 investment of less than UF 200           0,18        0,35        245        322
                                        ----------------------------------------
Total                                      100         100        387        423
                                        ----------------------------------------
Company controller                       25,32       25,32         01         01


e)    Dividends


The Company has not distributed dividends to its shareholders during 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.   Other Non-Operating Income and Disbursements:

As of December 31, 2003 and 2002 other non-operating income and disbursements are summarized as follows:


a)   Other non-operating income:

                                                          2003           2002
                                                          TCH$           TCH$
Gain on asset sale of fixed assets                       386.557        218.569
Gain on sale of other products                           349.020        681.357
Conversion adjustments (1)                             2.969.389         -
Reversal of provision                                    179.322        139.656
Reversal bottle and case deposits in guarantee (2)     1.888.242         19.348
Profit on the sale of broken glass                        94.581         64.417
Other miscellaneous income                               347.865        772.637
                                                       ----------     ---------
         Total                                         6.214.976      1.895.984
                                                       ----------     ---------

b)   Other non-operating disbursements:

                                                           2003           2002
                                                           TCH$           TCH$
Miscellaneous expenses and fees                           486.374        645.098
Board compensation                                        273.903        267.501
Fair value Swap                                         1.224.458      1.113.861
Loss on sale Elsa and Socap (4)                        11.222.845       -
Loss on adjustment other reserves for sale Elsa
 and Socap (4)                                         15.094.633       -
Amortization of prepaid expenses Bonds A                 -               969.531
Swap Santander-Santiago                                   407.196       -
Expenses by liabilities negotiation and others            967.078        755.840
Loss on asset sales                                       160.992        145.051
Bottles and cases write-off                                51.661        327.986
Uncollectible write-offs                                   33.057       -
Conversion adjustments (1)                               -             1.690.467
Amortization of prepaid expenses (3)                    4.296.845      2.276.980
Amortization of intangibles                             1.005.541      1.180.574
Payment of patent                                         236.321        184.805
Other miscellaneous disbursements                         924.856        737.193
                                                       ----------     ----------
       Total                                           36.385.760     10.294.887
                                                       ----------     ----------

(1) This amount corresponds to the conversion of the financial statements of foreign subsidiaries according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

(2)   See note 21 (1)

(3)   See note 16

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(4) On January 29, 2004, the Company sold all of its equity interest, both direct and indirect, in the Peruvian subsidiary Embotelladora Latinoamericana S.A. (ELSA), amounting to 60.45% of that company. The price was US$129.917.924, which was paid at once on the same date. The Company recognized all effects of the sale in income as of December 31, 2003. See notes 20, 23 and 38.

25.   Price-level Restatement

The application of price-level restatement as described in Note 2e) caused a net credit of TCH$199.641 against income in 2003 (a net credit of TCH$905.627 in 2002), as follows:

Assets - (charges) and credits         Adjustment           2003         2002
                                         Index              TCH$         TCH$
Inventories                               CPI                32.281        9.572
Property, plant and equipment             CPI             1.625.538    3.013.855
Investment in related companies           CPI                13.336    3.580.644
Other non-monetary assets                 CPI             3.500.690   10.222.252
Expense and cost accounts                 CPI               680.340    2.580.196
                                                          ---------   ----------
  Total                                                   5.852.185   19.406.519
                                                          ---------   ----------

Liabilities and equity - (charges)     Adjustment          2003         2002
 and credits                             Index             TCH$         TCH$
Bank debt                                 CPI             (494.252)  (1.368.953)
Equity                                     UF           (2.178.957)  (6.894.542)
Bonds                                     U.F.          (1.388.499)  (4.588.341)
Other non-monetary liabilities          CPI-U.F.        (1.473.112)  (3.016.056)
Income accounts                           CPI             (117.724)  (2.633.000)
                                                        ----------  -----------
   Total                                                (5.652.544) (18.500.892)
                                                        ----------  -----------
Profit (loss) due to price-level
 restatement                                               199.641      905.627
                                                        ----------  -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


26.   Foreign Exchange

The application of price-level restatement as described in Note 2e) and f) caused a net credit of TCH$4.034.546 in 2003 for the foreign exchange (a net credit of TCH$680.708 in 2002), as follows:


Description                                Currency           Amount
                                                          2003            2002
                                                          TCH$            TCH$
Accounts and documents receivable           Dollar     (5.287.597)    1.090.936
Inventory                                   Dollar         -             79.332
Other non-monetary assets                   Dollar     (8.808.225)    1.691.549
                                                      -------------------------
Total (Charges) Credits                               (14.095.822)    2.861.817
                                                      -------------------------
Bank debt                                   Dollar       6.286.261       -
Bonds                                       Dollar         (7.140)     (217.243)
Documents and accounts payable              Dollar           1.739      (44.555)
Other non-monetary liabilities              Dollar      11.849.508   (1.919.311)
                                                      -------------------------
Total (Charges) Credits                                 18.130.368   (2.181.109)
                                                      -------------------------
Profit (loss) on exchange differential                   4.034.546      680.708
                                                      -------------------------

27.   Extraordinary Items

As of December 31, 2003, the subsidiary Embonor S.A. recognized benefit for tax losses amounting to TCH$1.489 (TCH$927.537 in 2002).

28.   Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

2003                           Deferred   Increase  Amortization   Balance
                               Expenses
                                 TCH$      TCH$         TCH$         TCH$
U.S. Bonds                     2.410.496    -          (723.286)   1.687.210
Chile Bonds                    3.765.424    28.238     (370.413)   3.423.249
Provision Chile Bonds (1)         -         -        (2.389.321)  (2.389.321)
                               ---------  --------  -----------   ----------
   Total                       6.175.920    28.238   (3.483.020)   2.721.138
                               ---------  --------  -----------   ----------

(1)   See note 16

2002                           Deferred    Increase  Amortization   Balance
                               Expenses
                                 TCH$       TCH$         TCH$         TCH$
U.S. Bonds                     3.257.646     -          (847.150)   2.410.496
Chile Bonds                    4.765.030   108.123    (1.107.729)   3.765.424
                               ---------   -------   -----------    ---------
   Total                       8.022.676   108.123    (1.954.879)   6.175.920
                               ---------   -------   -----------    ---------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


29.   Cash flow statement

(a)   Composition of cash and cash equivalents:

As of December 31, 2003 and 2002, the Company has considered the following items as cash and cash equivalents:

                                                        2003            2002
                                                        TCH$            TCH$
           Cash and bank balances                    4.269.584       9.920.971
           Time deposits                             2.355.946       6.526.213
           Marketable securities                         7.609       9.935.365
                                                     -------------------------
           Total                                     6.633.139      26.382.549
                                                     -------------------------

(b)   Investment activities relating to future cash flows are as follows:

                                                        2003            2002
                                                        TCH$            TCH$
           Incorporation of assets in leasing          800.957       1.495.250
                                                      ------------------------
           Total                                       800.957       1.495.250
                                                      ------------------------

(c)   Other income received breaks down as follows:

                                                        2003            2002
                                                        TCH$            TCH$
    Net collection of guarantee deposits                432.276         439.040
    Sale of broken glass and others not in use          114.029         103.438
    Recovery of income tax                               69.495       3.759.795
    Share in advertising                              3.454.677         945.946
    Recovery of other income                            137.270         609.390
    Sale of promotional articles                        805.745         557.139
    Miscellaneous services                              443.207         583.903
    Rentals and claims against third-parties               -             75.348
    Sale of investments                                  68.473         234.953
    Sales of assets and other products                   31.241         328.382
    Other                                               506.258         784.411
                                                      -------------------------
    Total                                             6.062.671       8.421.745
                                                      -------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(d)   Other paid-in expenses as follows:
                                                        2003            2002
                                                        TCH$            TCH$
      Remuneration of Board of Directors               273.903         267.501
      Tax from previous years                           33.223         141.554
      Previous years expenses                          114.236         101.854
      Repurchase of bottles and cases                  153.195         114.326
      Municipal Tax                                    236.321         184.805
      Data processing projects                          59.470          93.245
      Central administration expenses                  804.900       1.153.069
      Other miscellaneous items                        413.840         215.620
                                                     -------------------------
      Total                                          2.089.088       2.271.974
                                                     -------------------------

(e)   Other sources of financing as follows:

                                                       2003             2002
                                                       TCH$             TCH$
      Financial income from Swap                     7.819.696          -
      Other sources                                     46.852           633
                                                     -----------------------
      Total                                          7.866.548           633
                                                     -----------------------


(e)   Other disbursements for financing as follows:

                                         2003             2002
                                         TCH$             TCH$
      Payments due to rate Swap        1.504.836          -
      Other disbursements                106.151         249.538
                                       -------------------------
      Total                            1.610.987         249.538
                                       -------------------------

30.   Derivative Agreements:

During 2003 and 2002, the parent company and its subsidiaries Embonor S.A. and Embotelladora Latinoamericana S.A. signed currency forward contracts with financial institutions in order to hedge the cash flow payable for dollar debt. These contracts earned profits of TCH$636.696 for the parent company, which were allocated to financial income; and losses of TCH$356.465 for Embonor S.A., allocated to forward exchange differential expenses, and of TCH$460.418 for Embotelladora Latinoamericana S.A., allocated to interest expenses. These contracts had no effect on income in 2002.

On June 20, 2002, the company signed an interest rate swap with a foreign financial institution in order to hedge the market price of the US$160.000.000 bond issued on the U.S. market. Advances were received under this contract on March 15 and June 10, 2003, earning income of TCH$7.819.696 for the parent company. Swap expenses of TCH$1.504.836 were paid on September 15, 2003. See note 29.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Derivative agreements are valued as described in Note 2(z) and are summarized as follows:

---------- ---------- --------------------------------------------------------------- ----------
  Type of   Type of                Description of the contracts                        Value of
derivative agreement                                                                     the
                                                                                      guarantee
                                                                                      protected
---------- ---------- --------------------------------------------------------------- ----------
                         Value    Expiration Specific   Posi        Transaction
                          of         date      Item     tion         protected
                       agreement                        buys
                                                        sale
---------- ---------- ----------- ---------- --------- ------ ----------------------- ----------
                                                                  Name       Amount
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                          US$                                                 TCH$      TCH$
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------

                                    First    USD-LIBOR
     S        CCPE    160.000.000  quarter     -BBA       B   USA Bonds   109.604.809  5.008.000
                                    2006
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    First
     FR       CCTE        300.000  quarter      USD       B   US$ Costs       219.915    178.140
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    First
     FR       CCPE      7.900.000  quarter      USD       B   USA Bonds     5.798.205  4.691.020
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Second
     FR       CCTE        740.000  quarter      USD       B   US$ Costs       504.828    439.412
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Third
     FR       CCTE        250.000  quarter      USD       B   US$ Costs       171.500    148.450
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Third
     FR       CCPE      7.900.000  quarter      USD       B   USA Bonds     5.419.400  4.691.020
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Fourth
     FR       CCTE        750.000  quarter      USD       B   US$ Costs       517.125    445.350
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    First
     FR       CCTE      2.100.000  quarter      USD       B   US$ Costs     1.542.345  1.246.980
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    First
     FR       CCTE      2.200.000  quarter      USD       B   US$ Costs     1.618.210  1.306.360
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    First
     FR       CCTE      1.900.000  quarter      USD       B   US$ Costs     1.399.255  1.128.220
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Second
     FR       CCTE      1.680.000  quarter      USD       B   US$ Costs     1.139.712    997.584
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Second
     FR       CCTE      1.650.000  quarter      USD       B   US$ Costs     1.122.330    979.770
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Second
     FR       CCTE      1.570.000  quarter      USD       B   US$ Costs     1.071.839    932.266
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Third
     FR       CCTE      1.690.000  quarter      USD       B   US$ Costs     1.155.453  1.003.522
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Third
     FR       CCTE      1.820.000  quarter      USD       B   US$ Costs     1.246.154  1.080.716
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Third
     FR       CCTE      1.900.000  quarter      USD       B   US$ Costs     1.301.880  1.128.220
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Fourth
     FR       CCTE      1.850.000  quarter      USD       B   US$ Costs     1.269.470  1.098.530
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Fourth
     FR       CCTE      1.830.000  quarter      USD       B   US$ Costs     1.257.576  1.086.654
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    Fourth
     FR       CCTE      2.700.000  quarter      USD       B   US$ Costs     1.858.140  1.603.260
                                    2004
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
                                    First
     FR       CCTE      2.000.000  quarter      USD       B   US$ Costs     1.187.600  1.187.600
                                    2006
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------
     S        CCPE     50.000.000   Fourth      USD       B    Wachovia    35.000.000 29.690.000
                                   quarter                       and
                                    2007                       Rabobank
                                                              liabilities
---------- ---------- ----------- ---------- --------- ------ ----------- ----------- ----------




 --------------------------------------------
           Accounts that affects
 --------------------------------------------
  Assets/Liabilities   Effect on results
 --------------------------------------------
     Name     Amount      Fact      Not Fact
 ----------- --------- ----------  ----------
               TCH$       TCH$        TCH$
 ----------- --------- ----------  ----------
  Notes and
    Bonds    5.192.060 (1.224.458)     -
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account      179.910    -           (40.005)
   payable
 ----------- --------- ----------  ----------
  Notes and
    Bonds    4.737.630    -        (1.060.575)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account      444.222    -           (60.606)
   payable
 ----------- --------- ----------  ----------
 Inventory/    150.250    -           (21.250)
   payable
 ----------- --------- ----------  ----------
  Notes and
    Bonds    4.749.480    -          (666.920)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account      451.350    -           (65.775)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.258.740    -          (283.605)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.319.340    -          (298.870)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.139.620    -          (259.635)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.007.832    -          (131.880)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account      990.165    -          (132.165)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account      943.099    -          (128.740)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.015.352    -          (140.101)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.093.638    -          (152.516)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.142.470    -          (159.410)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.111.980    -          (157.490)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.100.928    -          (156.648)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.625.400    -          (232.740)
   payable
 ----------- --------- ----------  ----------
 Inventory/
  Account    1.112.346    -           (75.254)
   payable
 ----------- --------- ----------  ----------
 Bank debt      72.029   (407.196)       -
 ----------- --------- ----------  ----------



31.   Contingencies and commitments

As of December 31, 2003 and 2002, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 31 c).

(a)   Direct commitments

As of December 31, 2003 and 2002, there were no direct commitments.

(b)   Indirect commitments

As of December 31, 2003 and 2002, there were no indirect commitments.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(c)   Lawsuits or other legal actions

Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Latinoamericana S.A.
(ELSA) are parties to various legal, labor and tax lawsuits relating to their operations in Peru. In the opinion of the Management and legal counsel, the outcome of these processes will not result in significant expense for the Company.

The principal processes in relation to these matters are:

(i) The payment of the Minimum Income Tax (IMR) for the year ending December 31, 1996, totaling approximately TCH$933.312 as of December 31, 2003. This tax is not payable by the subsidiary because it had tax losses in that period.

On December 22, 2003, the subsidiary filed a contentious-administrative claim before the Lima Superior Court petitioning that the National Superintendency of Tax Administration (SUNAT) be ordered to reimburse the balance of 1996 fiscal year income tax in its favor.

(ii) The tax authorities have objected to the fiscal credit for the general sales tax (IGV) used in the period from April 1997 to March 1998 in relation to the write-offs of returnable crates, glass bottles and plastic bottles. According to governing law, the IGV used as a fiscal credit that is assessed on the purchases of those containers must be reimbursed if the related assets have been sold or written off within two years as from the date of their acquisition.

The amount claimed by the tax authorities for the period under audit is approximately TCH$2.041.270. There would also be an unquantified contingent liability relating to this matter for the years exposed to a tax audit (1998 to 2000). With regard to fines, in May 2002, the Company submitted to the Law on Reactivation through Tax Debt Exoneration. (RESIT).

(iii) On November 27, 2002, the Fiscal Court issued Resolution No. 05234-3-2002 whereby it denied the Company the right to partial use of the special division regime (RFE-Law No. 27344), accepted by the Company in 2000, only for the sums related to case No. 400213, totaling approximately TCH$2,194,447 as of December 31, 2003.

In the opinion of the Fiscal Court, when accepting the RFE, the company should have included all of the cases pending against the Tax Administration or otherwise specify that its acceptance was partial. Although the Company initially failed to specify that its acceptance was partial and limited solely to such case, this was regularized by an explanatory letter.

Considering the foregoing, the subsidiary has filed a contentious-administration claim before the Lima Superior Court. In the opinion of management and the Company's legal counsel, there is jurisprudence of the Supreme Court supporting the Company's position, so no provision is required for this reason.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


d)    Restrictions:

U.S. Bonds

The placement of Bonds for US$160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds  (1)

The placement of Bonds for UF 1.555.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/net financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from December 31, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(1) On January 26, 2004, the Series B Bondholders Meeting resolved to temporarily suspend application of the interest expense coverage ratio that the Company had to prepare as of December 31, 2003 through the Uniform Codified Statistical Record (FECU) that the issuer must prepare as of June 30, 2005. Consequently, this ratio will reapply as of the FECU to be prepared by Coca-Cola Embonor S.A. as of September 30, 2005.

Chilean Syndicated Loan

The Syndicated Loan received by Coca-Cola Embonor S.A. on the Chilean market amounting to UF 1.557.000 is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

(iv) Maintain a ratio of funded debt to EBITDA below 5.5 times as of December 31 each year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Wachovia Bank, National Association and Rabobank Curacao N.V.  Loans

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the Foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.


32.   Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of December 31, 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


32.   Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of September 30, 2003 and 2002, are summarized as follows:

a)    Assets:

-------------------------------------------------------------------------------
         Line                     Currency              Amount          Amount
===============================================================================
                                                         2003            2002
-------------------------------------------------------------------------------
                                                         TCH$            TCH$
                            ---------------------------------------------------
Cash                        Non-adjustable pesos      3.005.199       7.010.907
                            ---------------------------------------------------
                            Dollars                     233.705       1.314.469
                            ---------------------------------------------------
                            Bolivianos                  120.642         700.824
                            ---------------------------------------------------
                            New Soles                   910.038         894.771
-------------------------------------------------------------------------------
Time deposits               Dollars                     516.606       4.523.273
                            ---------------------------------------------------
                            Non-adjustable pesos      -               -
                            ---------------------------------------------------
                            New Soles                 1.839.340       2.002.940
-------------------------------------------------------------------------------
Marketable securities       Non-adjustable pesos      -                 545.716
                            ---------------------------------------------------
                            Dollars                       7.609       9.389.649
-------------------------------------------------------------------------------
Sales receivables           Non-adjustable pesos      8.014.472       7.862.129
                            ---------------------------------------------------
                            Dollars                   -                  64.665
                            ---------------------------------------------------
                            Bolivianos                1.573.317       1.572.465
                            ---------------------------------------------------
                            New Soles                 4.058.185       4.603.117
-------------------------------------------------------------------------------
Documents receivable        Non-adjustable pesos      6.107.509       6.295.544
                            ---------------------------------------------------
                            Dollars                     123.435          11.138
                            ---------------------------------------------------
                            Bolivianos                  414.099         464.602
                            ---------------------------------------------------
                            New Soles                    96.206         107.531
-------------------------------------------------------------------------------
Sundry receivables          Non-adjustable pesos      1.230.436         961.266
                            ---------------------------------------------------
                            Dollars                     179.164         100.225
                            ---------------------------------------------------
                            Bolivianos                   95.065         295.337
                            ---------------------------------------------------
                            New Soles                   424.164         538.294
-------------------------------------------------------------------------------
Accounts and documents
 related companies          Adjustable pesos          -               -
                            ---------------------------------------------------
                            Non-adjustable pesos      -                 200.400
                            ---------------------------------------------------
                            Dollars                     104.010         725.098
                            ---------------------------------------------------
                            New Soles                 -               -
-------------------------------------------------------------------------------
Inventories                 Non-adjustable pesos      4.000.395       5.514.233
                            ---------------------------------------------------
                            Dollars                   3.877.719       5.281.977
                            ---------------------------------------------------
                            Bolivianos                  556.485       1.040.115
                            ---------------------------------------------------
                            New Soles                 1.509.878       1.764.865
-------------------------------------------------------------------------------
Recoverable taxes           Non-adjustable pesos        996.681       1.018.185
                            ---------------------------------------------------
                            New Soles                     6.220          10.947
                            ---------------------------------------------------
                            Bolivianos                    4.510       -
-------------------------------------------------------------------------------
Prepaid expenses            Non-adjustable pesos      1.396.175       2.035.624
                            ---------------------------------------------------
                            Dollars                   1.103.632       2.585.478
                            ---------------------------------------------------
                            Bolivianos                  258.564         177.759
                            ---------------------------------------------------
                            New Soles                   119.577         148.157
-------------------------------------------------------------------------------
Deferred taxes              Non-adjustable pesos      1.185.660         717.218
-------------------------------------------------------------------------------
Other current assets        Non-adjustable pesos        865.254       1.169.432
                            ---------------------------------------------------
                            Dollars                     399.542         482.588
                            ---------------------------------------------------
                            New Soles                 2.219.202       2.926.452
                            ---------------------------------------------------
                            Bolivianos                  772.160         934.692
-------------------------------------------------------------------------------
Total current assets                                 48.324.855      75.992.082
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         Line                     Currency              Amount          Amount
===============================================================================
                                                         2003            2002
-------------------------------------------------------------------------------
                                                         TCH$            TCH$
-------------------------------------------------------------------------------
Land                        Non-adjustable pesos      3.694.876       3.694.876
                            ---------------------------------------------------
                            Dollars                   2.405.369       2.940.060
                            ---------------------------------------------------
                            New Soles                 6.125.931       7.493.135
-------------------------------------------------------------------------------
Buildings and
 Infrastructure             Non-adjustable pesos     25.040.461      25.000.678
                            ---------------------------------------------------
                            Dollars                   4.308.791       5.068.238
                            ---------------------------------------------------
                            New Soles                15.802.072      19.304.475
-------------------------------------------------------------------------------
Machinery and equipment     Non-adjustable pesos     39.553.179      39.052.535
                            ---------------------------------------------------
                            Dollars                  22.602.957      27.283.427
                            ---------------------------------------------------
                            New Soles                44.558.068      56.122.902
-------------------------------------------------------------------------------
Other fixed assets          Non-adjustable           60.648.202      56.512.535
                            pesos
                            ---------------------------------------------------
                            Dollars                  24.894.699      29.567.062
                            ---------------------------------------------------
                            New Soles                53.443.366      64.093.126
-------------------------------------------------------------------------------
Technical reappraisal
 of property,               Non-adjustable pesos      1.876.220       1.879.255
 plant and equipment
-------------------------------------------------------------------------------
Accumulated Depreciation    Non-adjustable pesos    (67.353.888)    (60.117.149)
                            ---------------------------------------------------
                            Dollars                 (17.814.898)    (19.054.740)
                            ---------------------------------------------------
                            New Soles               (67.847.699)    (80.072.410)
-------------------------------------------------------------------------------
Total  property, plant
 and equipment                                      151.937.706     178.768.005
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
         Line                     Currency              Amount          Amount
===============================================================================
                                                         2003            2002
-------------------------------------------------------------------------------
                                                         TCH$            TCH$
-------------------------------------------------------------------------------
Investment in related
 companies                  Non-adjustable pesos        975.524         898.008
                            ---------------------------------------------------
                            Dollars                     324.809         448.977
-------------------------------------------------------------------------------
Investment in other
 companies                  Non-adjustable pesos            979             979
                            ---------------------------------------------------
                            Dollars                      67.575          79.923
                            ---------------------------------------------------
                            New Soles                    33.528          40.983
-------------------------------------------------------------------------------
Goodwill                    Non-adjustable pesos    200.065.521     213.042.744
                            ---------------------------------------------------
                            Dollars                  56.137.284      70.386.619
                            ---------------------------------------------------
                            New Soles                 9.039.130      11.844.709
-------------------------------------------------------------------------------
Negative goodwill           Dollars                    (675.026)       (869.879)
-------------------------------------------------------------------------------
Long-term receivables       Dollars                     194.194          36.466
                            ---------------------------------------------------
                            New Soles                    14.242       -
-------------------------------------------------------------------------------
Intangibles                 Non-adjustable pesos         19.669          19.699
                            ---------------------------------------------------
                            Dollars                   -               -
                            ---------------------------------------------------
                            New Soles                19.962.437      24.399.898
-------------------------------------------------------------------------------
Amortization                Non-adjustable pesos         (3.441)         (2.970)
                            ---------------------------------------------------
                            Dollars                   -               -
                            ---------------------------------------------------
                            New Soles                (6.457.883)     (6.666.158)
-------------------------------------------------------------------------------
Other                       Non-adjustable pesos      2.329.731       5.839.404
                            ---------------------------------------------------
                            Dollars                   -                 166.192
                            ---------------------------------------------------
                            New Soles                 2.934.223       2.602.820
-------------------------------------------------------------------------------
Total other assets                                  284.962.496     322.268.414
-------------------------------------------------------------------------------
Total assets                                        485.225.057     577.028.501
-------------------------------------------------------------------------------
                            Adjustable pesos          -               -
-------------------------------------------------------------------------------
                            Non-adjustable pesos    293.648.814     319.151.248
-------------------------------------------------------------------------------
                            Dollars                  98.991.176     140.530.905
-------------------------------------------------------------------------------
                            Bolivianos                3.794.842       5.185.794
-------------------------------------------------------------------------------
                            New Soles                88.790.225     112.160.554
-------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)    Liabilities:

-----------------------------------------------------------------------------------------
     Line               Currency                          Out to 90 days
-----------------------------------------------------------------------------------------
                                                  2003                      2002
-----------------------------------------------------------------------------------------
                                          Amount         Annual      Amount      Annual
                                           TCH$         average       TCH$      average
                                                        interest                interest
                                                          rate                    rate
-----------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
-----------------------------------------------------------------------------------------
Short-term           Non-adjustable $      5.124.396       1.60%       -           -
bank debt
                     --------------------------------------------------------------------
                     Dollars                 843.831       4.45%       -           -
-----------------------------------------------------------------------------------------
Long-term bank       Adjustable pesos     26.551.507    TAB+1.4%       -           -
debt -
short-term
portion
                     --------------------------------------------------------------------
                     Dollars                -                -         -           -
                     --------------------------------------------------------------------
                     New Soles              -                -         -           -
-----------------------------------------------------------------------------------------
Bonds -              Adjustable pesos     19.874.381      6.75%     19.457.612    6.75%
short-term
portion
                     --------------------------------------------------------------------
                     Dollars               2.753.694      9.875%     4.030.735    9.875%
-----------------------------------------------------------------------------------------
Accounts             Non-adjustable $      6.213.400         -       8.656.706     -
payable
                     --------------------------------------------------------------------
                     Dollars               5.146.522         -       6.571.179     -
                     --------------------------------------------------------------------
                     New Soles             1.364.933         -       2.333.586     -
                     --------------------------------------------------------------------
                     Bolivianos              154.230         -         259.140     -
-----------------------------------------------------------------------------------------
Documents            Dollars               1.710.003         -       1.669.292     -
payable
                     --------------------------------------------------------------------
                     New Soles                29.422         -         183.372     -
-----------------------------------------------------------------------------------------
Sundries             Non-adjustable $      1.072.069         -       1.210.531     -
payable
                     --------------------------------------------------------------------
                     Dollars                -                -         -           -
                     --------------------------------------------------------------------
                     New Soles               201.396         -         723.680     -
                     --------------------------------------------------------------------
                     Bolivianos             -                -         -           -
-----------------------------------------------------------------------------------------
Intercompany         Non-adjustable $      4.460.067         -       3.446.203     -
documents and
accounts
payable
                     --------------------------------------------------------------------
                     Dollars               3.627.544         -       4.771.897     -
                     --------------------------------------------------------------------
                     Adjustable pesos       -                -         -           -
-----------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------
     Line               Currency                      From 90 days to 1 year
-----------------------------------------------------------------------------------------
                                                  2003                      2002
-----------------------------------------------------------------------------------------
                                          Amount         Annual      Amount      Annual
                                           TCH$         average       TCH$      average
                                                        interest                interest
                                                          rate                    rate
-----------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
-----------------------------------------------------------------------------------------
Short-term           Non-adjustable $        -             -          -               -
bank debt
                     --------------------------------------------------------------------
                     Dollars                 -             -          -               -
-----------------------------------------------------------------------------------------
Long-term bank       Adjustable pesos        -             -        17.661.454   TAB+1.4%
debt -
short-term
portion
                     --------------------------------------------------------------------
                     Dollars                 212.234    11.00%         232.636     13.00%
                     --------------------------------------------------------------------
                     New Soles               -             -          -               -
-----------------------------------------------------------------------------------------
Bonds -              Adjustable pesos        -             -          -               -
short-term
portion
                     --------------------------------------------------------------------
                     Dollars                 -             -          -               -
-----------------------------------------------------------------------------------------
Accounts             Non-adjustable $        -             -          -               -
payable
                     --------------------------------------------------------------------
                     Dollars                 -             -          -               -
                     --------------------------------------------------------------------
                     New Soles               -             -          -               -
                     --------------------------------------------------------------------
                     Bolivianos              -             -          -               -
-----------------------------------------------------------------------------------------
Documents            Dollars                 -             -          -               -
payable
                     --------------------------------------------------------------------
                     New Soles               -             -          -               -
-----------------------------------------------------------------------------------------
Sundries             Non-adjustable $         18.960       -               471        -
payable
                     --------------------------------------------------------------------
                     Dollars                 -             -          -               -
                     --------------------------------------------------------------------
                     New Soles               -             -          -               -
                     --------------------------------------------------------------------
                     Bolivianos              -             -          -               -
-----------------------------------------------------------------------------------------
Intercompany         Non-adjustable $        -             -           187.156        -
documents and
accounts
payable
                     --------------------------------------------------------------------
                     Dollars                  46.639       -          -               -
                     --------------------------------------------------------------------
                     Adjustable pesos          8.621       -          -               -
-----------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


-----------------------------------------------------------------------------------------
     Line               Currency                          Out to 90 days
-----------------------------------------------------------------------------------------
                                                  2003                      2002
-----------------------------------------------------------------------------------------
                                          Amount         Annual      Amount      Annual
                                           TCH$         average       TCH$      average
                                                        interest                interest
                                                          rate                    rate
-----------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
-----------------------------------------------------------------------------------------
Provisions           Adjustable $           -            -           -              -
                     --------------------------------------------------------------------
                     Non-adjustable $      2.107.193     -          1.340.660       -
                     --------------------------------------------------------------------
                     New Soles             2.234.494     -          3.198.832       -
                     --------------------------------------------------------------------
                     Bolivianos              690.476     -          1.153.320       -
                     --------------------------------------------------------------------
                     Dollars              11.225.815     -           -              -
-----------------------------------------------------------------------------------------
Withholdings         Non-adjustable $      2.905.940     -          2.140.455       -
                     --------------------------------------------------------------------
                     New Soles             1.790.897     -          1.589.285       -
                     --------------------------------------------------------------------
                     Bolivianos            1.040.561     -            981.814       -
-----------------------------------------------------------------------------------------
Income tax           Non-adjustable $         18.763     -           -              -
-----------------------------------------------------------------------------------------
Other current        Non-adjustable $         24.827     -              1.439       -
liabilities
                     --------------------------------------------------------------------
                     Dollars                -            -              1.452       -
                     --------------------------------------------------------------------
                     New Soles                75.068     -            289.699       -
-----------------------------------------------------------------------------------------
Total current                            101.241.429     -         64.010.890       -
liabilities
                     --------------------------------------------------------------------
                     Adjustable $         46.425.888     -         19.457.612       -
                     --------------------------------------------------------------------
                     Non-adjustable $     21.926.655     -         16.795.994       -
                     --------------------------------------------------------------------
                     Dollars              25.307.409     -         17.044.555       -
                     --------------------------------------------------------------------
                     New Soles             5.696.210     -          8.318.454       -
                     --------------------------------------------------------------------
                     Bolivianos            1.885.267     -          2.394.274       -
-----------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------
     Line               Currency                      From 90 days to 1 year
-----------------------------------------------------------------------------------------
                                                  2003                      2002
-----------------------------------------------------------------------------------------
                                          Amount         Annual      Amount      Annual
                                           TCH$         average       TCH$      average
                                                        interest                interest
                                                          rate                    rate
-----------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
-----------------------------------------------------------------------------------------
Provisions           Adjustable $           -              -          -             -
                     --------------------------------------------------------------------
                     Non-adjustable $     1.220.830        -         1.477.805      -
                     --------------------------------------------------------------------
                     New Soles              -              -          -             -
                     --------------------------------------------------------------------
                     Bolivianos             -              -          -             -
                     --------------------------------------------------------------------
                     Dollars                -              -          -             -
-----------------------------------------------------------------------------------------
Withholdings         Non-adjustable $       -              -          -             -
                     --------------------------------------------------------------------
                     New Soles              -              -          -             -
                     --------------------------------------------------------------------
                     Bolivianos             -              -          -             -
-----------------------------------------------------------------------------------------
Income tax           Non-adjustable $       -              -          -             -
-----------------------------------------------------------------------------------------
Other current        Non-adjustable $       146.512        -           164.695      -
liabilities
                     --------------------------------------------------------------------
                     Dollars                -              -          -             -
                     --------------------------------------------------------------------
                     New Soles              -              -          -             -
-----------------------------------------------------------------------------------------
Total current                             1.653.796        -        19.724.216      -
liabilities
                     --------------------------------------------------------------------
                     Adjustable $             8.621        -        17.661.454      -
                     --------------------------------------------------------------------
                     Non-adjustable $     1.386.302        -         1.830.127      -
                     --------------------------------------------------------------------
                     Dollars                258.873        -           232.636      -
                     --------------------------------------------------------------------
                     New Soles              -              -          -             -
                     --------------------------------------------------------------------
                     Bolivianos             -              -          -             -
-----------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of December 31, 2003:


--------------------------------------------------------------------------------------------------
     Line               Currency                 1 to 3 years                  3 to 5 years
--------------------------------------------------------------------------------------------------
                                          Amount         Annual          Amount          Annual
                                           TCH$          average          TCH$          average
                                                      interest rate                  interest rate
--------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
--------------------------------------------------------------------------------------------------
Bank debt          Adjustable $             -               -              -               -
                   -------------------------------------------------------------------------------
                   Dollars                   303.797     11.70%          29.690.000    Libor+2.5%
--------------------------------------------------------------------------------------------------
Bonds              Adjustable $             -               -              -               -
                   -------------------------------------------------------------------------------
                   Dollars                  -               -            87.354.676      9.875%
--------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $          437.033        -               118.042        -
provisions
                   -------------------------------------------------------------------------------
                   New Soles                -               -              -               -
                   -------------------------------------------------------------------------------
                   Bolivianos               -               -             1.128.437        -
--------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $         -               -              -               -
 deferred tax
                   -------------------------------------------------------------------------------
                   New Soles               4.365.018        -              -               -
--------------------------------------------------------------------------------------------------
Other long-term    Adjustable $              300.706        -               200.470        -
liabilities
                   -------------------------------------------------------------------------------
                   Non-adjustable $          260.856        -                 5.134        -
                   -------------------------------------------------------------------------------
                   Dollars                  -               -              -               -
                   -------------------------------------------------------------------------------
                   New Soles               1.176.101        -              -               -
                   -------------------------------------------------------------------------------
                   Bolivianos               -               -               803.921        -
--------------------------------------------------------------------------------------------------
Total long-term    Total                   6.843.511        -           119.300.680        -
liabilities
                   -------------------------------------------------------------------------------
                   Adjustable $              300.706        -               200.470        -
                   -------------------------------------------------------------------------------
                   Non-adjustable $          697.889        -               123.176        -
                   -------------------------------------------------------------------------------
                   Dollars                   303.797        -           117.044.676        -
                   -------------------------------------------------------------------------------
                   New Soles               5.541.119        -              -               -
                   -------------------------------------------------------------------------------
                   Bolivianos               -               -             1.932.358        -
--------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------
     Line               Currency                5 to 10 years                 More than 10 years
---------------------------------------------------------------------------------------------------
                                          Amount           Annual        Amount           Annual
                                           TCH$           average         TCH$           average
                                                       interest rate                  interest rate
---------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
---------------------------------------------------------------------------------------------------
Bank debt          Adjustable $              -               -              -               -
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
---------------------------------------------------------------------------------------------------
Bonds              Adjustable $              -               -             7.191.000       6.75%
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
---------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $           192.222        -               310.950        -
provisions
                   --------------------------------------------------------------------------------
                   New Soles                 -               -              -               -
                   --------------------------------------------------------------------------------
                   Bolivianos                -               -              -               -
---------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $          -               -              -               -
 deferred tax
                   --------------------------------------------------------------------------------
                   New Soles                 -               -              -               -
---------------------------------------------------------------------------------------------------
Other long-term    Adjustable $               200.472        -              -               -
liabilities
                   --------------------------------------------------------------------------------
                   Non-adjustable $           307.454        -             6.430.582        -
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
                   --------------------------------------------------------------------------------
                   New Soles                 -               -              -               -
                   --------------------------------------------------------------------------------
                   Bolivianos                -               -              -               -
---------------------------------------------------------------------------------------------------
Total long-term    Total                      700.148        -            13.932.532        -
liabilities
                   --------------------------------------------------------------------------------
                   Adjustable $               200.472        -             7.191.000        -
                   --------------------------------------------------------------------------------
                   Non-adjustable $           499.676        -             6.741.532        -
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
                   --------------------------------------------------------------------------------
                   New Soles                 -               -              -               -
                   --------------------------------------------------------------------------------
                   Bolivianos                -               -              -               -
---------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of December 31, 2002:


--------------------------------------------------------------------------------------------------
     Line               Currency                1 to 3 years                  3 to 5 years
--------------------------------------------------------------------------------------------------
                                           Amount        Annual         Amount           Annual
                                            TCH$         average         TCH$           average
                                                      interest rate                  interest rate
--------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
--------------------------------------------------------------------------------------------------
Bank debt          Adjustable $           26.331.301    TAB+1.4%           -               -
                   -------------------------------------------------------------------------------
                   Dollars                   540.597     13.00%          36.289.805  Libor + 2.5%
                   -------------------------------------------------------------------------------
                   New Soles                -               -              -               -
--------------------------------------------------------------------------------------------------
Bonds              Adjustable $           26.297.478      6.75%            -               -
                   -------------------------------------------------------------------------------
                   Dollars                  -               -           106.993.595     9.875%
--------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $         -               -              -               -
deferred tax
                   -------------------------------------------------------------------------------
                   New Soles               7.759.890        -              -               -
--------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $          505.198        -                50.387        -
provisions
                   -------------------------------------------------------------------------------
                   New Soles                -               -              -               -
                   -------------------------------------------------------------------------------
                   Bolivianos               -               -             1.054.256        -
--------------------------------------------------------------------------------------------------
Other long-term    Adjustable $              574.974        -               384.683        -
liabilities
                   -------------------------------------------------------------------------------
                   Non-adjustable $          555.090        -                12.187        -
                   -------------------------------------------------------------------------------
                   Dollars                  -               -              -               -
                   -------------------------------------------------------------------------------
                   New Soles               1.289.292        -                39.810        -
                   -------------------------------------------------------------------------------
                   Bolivianos              -               -              1.182.404        -
--------------------------------------------------------------------------------------------------
Total long-term    Total                  63.853.820        -           146.007.126        -
liabilities
                   -------------------------------------------------------------------------------
                   Adjustable $           53.203.753        -               384.683        -
                   -------------------------------------------------------------------------------
                   Non-adjustable $        1.060.288        -                62.574        -
                   -------------------------------------------------------------------------------
                   Dollars                   540.597        -           143.283.400        -
                   -------------------------------------------------------------------------------
                   New Soles               9.049.182        -                39.810        -
                   -------------------------------------------------------------------------------
                   Bolivianos               -               -             2.236.660        -
--------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------
     Line               Currency                5 to 10 years                 More than 10 years
---------------------------------------------------------------------------------------------------
                                          Amount           Annual        Amount           Annual
                                           TCH$           average         TCH$           average
                                                       interest rate                  interest rate
---------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
---------------------------------------------------------------------------------------------------
Bank debt          Adjustable $              -               -              -               -
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
                   --------------------------------------------------------------------------------
                   New Soles                 -               -              -               -
---------------------------------------------------------------------------------------------------
Bonds              Adjustable $              -               -              -               -
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
---------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $          -               -              -               -
deferred tax
                   --------------------------------------------------------------------------------
                   New Soles                 -               -              -               -
---------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $          66.036          -            379.673           -
provisions
                   --------------------------------------------------------------------------------
                   New Soles                 -               -              -               -
                   --------------------------------------------------------------------------------
                   Bolivianos                -               -              -               -
---------------------------------------------------------------------------------------------------
Other long-term    Adjustable $             707.163          -              -               -
liabilities
                   --------------------------------------------------------------------------------
                   Non-adjustable $          80.306          -              -               -
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
                   --------------------------------------------------------------------------------
                   New Soles                 30.068          -              -               -
                   --------------------------------------------------------------------------------
                   Bolivianos                -               -              -               -
---------------------------------------------------------------------------------------------------
Total long-term    Total                    883.573          -               -              -
liabilities
                   --------------------------------------------------------------------------------
                   Adjustable $             707.163          -              -               -
                   --------------------------------------------------------------------------------
                   Non-adjustable $         146.342          -              -               -
                   --------------------------------------------------------------------------------
                   Dollars                   -               -              -               -
                   --------------------------------------------------------------------------------
                   New Soles                 30.068          -              -               -
                   --------------------------------------------------------------------------------
                   Bolivianos                -               -              -               -
---------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


34.   Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.


35.   Research and Development Expenses:

As of December 31, 2003 and 2002, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

36.   Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$273.903 in 2003 and TCH$267.501 in 2002.


37.   Material Events

Coca-Cola Embonor S.A.

1.    Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held by Coca-Cola Embonor S.A. on April 28, 2003. The purpose was:

a) to approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2002 to December 31, 2002;

b) to discuss the results in the 2002 fiscal year;

c) to appoint the external auditors for the 2003 fiscal year;

d) to decide on the compensation of the Board of Directors for the 2003 fiscal year;

e) to report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) to decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g) to decide on the 2003 dividend policy;

h) to set the compensation of the Directors Committee and its expense budget;

i) to hear and analyze, in general, any matter relating to the management and administration of the corporate business and to adopt the resolutions deemed convenient that

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

2.    The Company Board of Directors was elected for two years as follows:

       Regular members
       ---------------
       Hernan Vicuna Reyes
       Manuel Antonio Tocornal Astoreca
       Diego Hernan Vicuna Garcia-Huidobro
       Jorge Lesser Garcia-Huidobro
       Glenn Jordan Schoenbohm
       Leonidas Vial Echeverria
       Mariano Rossi Rosales

       Alternate members
       -----------------
       Juan Mackenna Iniguez
       Arturo Garnham Bravo
       Jose Tomas Errazuriz Grez
       Eugenio Tagle Barriga
       Rodrigo Romero Cabezas
       Jose Miguel Barros v.H.t.W.
       Gerardo Beramendi

3. On July 9, 2003, the Parent Company became a surety and solidary co-debtor for its subsidiaries Inversora Los Andes S.A., incorporated in Bolivia, and Embotelladora Arica Overseas, incorporated in the Cayman Islands, to secure the obligations under one-year loans granted by Embotelladora Latinoamericana S.A. del Peru to such subsidiaries in the amount of US$5.500.000 and US$10.000.000, respectively.

4. On July 17, 2003, the Parent Company signed an interest rate swap agreement with Banco Santander Santiago for its debt with Wachovia Bank, National Association, and Rabobank Curacao N.V. totalling US$50.000.000. This agreement sets down a debt of ChTh$35.000.000 at an exchange rate of CH$700 for principal and interest payments, at the nominal TAB rate plus 2,45%.

5. On July 21, 2003, Coca-Cola Embonor S.A. received a purchase offer from Corporacion Jose R. Lindley S.A. for the Peruvian Subsidiary Embotelladora Latinoamericana S.A., ELSA, the terms of which were not accepted. Notwithstanding the foregoing, Corporacion Jose R. Lindley S.A. has informed us that their investment banking financial advisors JP Morgan, have been given instructions to re-analyze the information and valuation of ELSA.

6. Bondholder's meeting convened for September 29 at 15:30 hours, corresponding to Series B Bonds (Sub series B1 and B2, registered at the Securities Registry under N(degree) 224), issued by Coca Cola Embonor S.A., which was requested by Coca Cola Embonor S.A. through a letter dated September 9, 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


7. On November 21, 2003, the Company reported that it had received a new purchase offer from Corporacion Jose R. Lindley S.A. to acquire all of its interests in Embotelladora Latinoamericana S.A.

8. On December 9, 2003, it was reported that the offer made by Corporacion Jose R. Lindley S.A. had appraised Embotelladora Latinoamericana S.A. in the amount of US$215.000.000.

9. On January 6, 2004, there was a progress report on the negotiations with Corporacion Jose R. Lindley S.A. It was further stated that there was full agreement on the terms of the proposal so the parties were continuing with the negotiations, but no expiration date had been defined for this purpose.

10. On January 14, 2004, it was reported that negotiations continued and that Corporacion Jose R. Lindley S.A. had simultaneously begun its due diligence of Embotelladora Latinoamericana S.A.

11. It was reported that Coca-Cola Embonor S.A. and Corporacion Jose R. Lindley S.A. signed a business agreement on January 14, 2004, regarding the acquisition by the latter of the entire equity interest of the Company in Embotelladora Latinoamericana S.A. totaling 60.45%. For these purposes, the transaction included an appraisal of 100% of ELSA in the amount of US$215.000.000, including minor adjustments for cash position and working capital on the transaction closing date. The final transaction is scheduled to be perfected on January 28, 2004.

12. It was reported that on January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A. sold, through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, its entire equity interest in the Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to Corporacion Jose R. Lindley S.A., a Peruvian company, for the price of US$129.917.924. The stipulated price was paid at once on the same date, although there may be an adjustment, depending on the level of cash and working capital on the closing date, according to a procedure that should conclude no later than next March.

13. On February 2, 2004, a response was given to Official Letter No. 00942 of January 30, 2004 by which the Superintendency of Securities and Insurance had requested that we provide information on the effects of the sale of the equity interest in Embotelladora Latinoamericana S.A. on income. The potential effects on income were reported based on preliminary information available in the Company, which has not yet been audited. It was further reported that work is being done with the external auditors of the Company to determine the true impact of this transaction on the income of Coca-Cola Embonor S.A. It was also reported that according to the terms of the purchase agreement, minor adjustments may be made to the agreed price, which will depend on the level of cash and working capital on the transaction closing date, or January 29, 2004.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


14. On February 2, 2004, it was reported that an offer was made for the voluntary redemption of Series B bonds issued by Coca-Cola Embonor S.A. This notice was published on January 10, 2004 in El Mercurio and approved at the Bondholders Meeting held January 26, 2004. On January 30, 2004, BICE made payment of the price and respective commission to all bondholders who accepted the offer, corresponding to 72.67% of the series B bonds, or the sum of TCH$19.828.302.

15. On February 4, 2004, prepayment was made of the entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks. The total amount of the payment was TCH$26.949.275.

Embonor S.A.

1. On December 31, 2003, the Company recorded a reversal of part of the bottle guarantee deposits according to a survey of bottles existing on the market. This resulted in a credit of TCH$1.759.646 to other non-operating income.

2) On December 31, 2003, the Company recorded a credit against income in the amount of TCH$927.537 for income taxes because of tax benefits due to tax losses. Part is expected to be reimbursed by the Internal Revenue Service through the General Treasury of the Republic during this fiscal year.

38.   Subsequent events

1. On January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A., through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, sold its entire direct and indirect equity interest in its Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to the Peruvian company Corporacion Jose R. Lindley S.A. The price was US$129.917.924, which was paid at once on the same date.

The effects of this transaction were recognized in income, and consisted of the following:

a) The net effect on the company's equity was estimated to be a decrease of TCH$11.222.845 because of a debit against income for the differential between the sale price and the book value of the investment. See notes 20 and 24 b).

b) There was a debit of TCH$ 15.094.633 because of the adjustments to other reserves due to the sale of this investment, which has no effect on the equity of the Company. See notes 23 and 24 b).

2. On January 30, 2004, there was a voluntary redemption of Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the series B bonds) were paid the respective price and commission, in the amount of TCH$19.828.302.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


3. On February 3, 2004, part of the loan with Wachovia Bank in the amount of US$7.500.000 was prepaid.

4. The entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks, was prepaid on February 4, 2004. The amount paid was TCH$26.949.275.

As a result of the prepayment of debt indicated in numbers 2, 3, and 4 with the funds received from the sale of the investment in Elsa-Socap, the company recognized TCH$2.802.720 in other non-operating expenses for the deferred expenses associated with these transactions, through a provision. See notes 16 and 24 b.

There are no other significant subsequent events between December 31, 2003 and the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.

39.   The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                  Budgeted         Spent
                                            TCH$           TCH$
Effluent Treatment                        185.963         72.789
Operating Cost                            111.000        140.095
                                         --------        -------
                                         --------        -------
Total                                     296.963        212.884
                                         --------        -------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS


I     Year 2003 vs. 2002

Consolidated sales volume totaled 186.7 million unit cases. The growth was 5.5% compared to the previous year. The Chile Operation accumulated a growth of 6.3%, Peru 3.3% and Bolivia 10.0%.

In this regard, the company is optimistic about a recovery in the economies where its three operations do business. The company is also satisfied with its good performance on the market, which enabled it to strengthen its position in comparison to the trend in competing brands.

The operating revenue declined 8.3% on a consolidated level to a total of TCH$221.081.333 (MUS$372.316,2). Operating profit declined 18.2% to a total of TCH$16.325.072 on a consolidated level (MUS$27.492,5), which represents 7.4% of revenues compared to 8.3% in the previous year, due fundamentally to a drop in unit sales prices in the Chile, Peru and Bolivia franchises. During the year 2003, the operating cash flow was TCH$35.328.570 (MUS$59.495,7) (operating profit (loss) + depreciation), a decrease of 15.2% compared to the previous year, which accounts for 16.0% of consolidated revenues. There was a non-operating loss of TCH$53.497.193 (MUS$90.092,9) compared to a loss of TCH$38.539.958 in the previous year. The increase in the non-operating loss is due mainly to the recognition in income of the sale of the investment in Peru totaling TCH$26.317.478 and the early recognition of deferred expenses because of the prepayment of part of the series B bonds, of the entire Chilean syndicated loan and a part of the bilateral loan with Wachovia Bank in the amount of TCH$2.802.720. This was done with the funds received from the sale of the investment in Peru. There is also an increase in interest and financial income because of time deposits and the recognition of gains on swaps and forwards, a decrease in interest expense because of the payment of debt and refinancing, profits on the exchange differential and a rise in other non-operating income due to the release of bottle guarantees resulting from a bottle census taken during December 2003. The non-operating loss in 2003 included a goodwill amortization of TCH$17.264.261, which does not represent cash flow.

The net loss was TCH$34.097.575, which compares to the net loss of TCH$16.637.825 in 2002.

Chilean Operations

In Chile, the physical sales volume increased by 6.3% in the fourth quarter ending December 31, 2003, compared to the same period in the previous year. The nominal prices per unit case have been reduced slightly since the beginning of 2003. This situation is expected to be reversed in the short term. Sales revenue totaled ChTh$118.393.274 (USTh$199.382,4), representing an increase of 3.1% compared to the same period in the previous year. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled

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Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


TCH$22.268.737 (MUS$37.502,1), which represents 18.8% of revenues compared to 18.7% in the previous year.

Peruvian Operations

In Peru, physical sales rose 3.3% compared to the previous year. Net revenue totaled TCH$72.672.723 (MUS$122.385,9), which represents a 20.5% decrease in relation to 2002. The operating cash flow (operating profit + depreciation) was TCH$7.495.644 (MUS$12.623,2), which accounts for 10.3% of revenue compared to 14.3% in the previous year.

Bolivian Operations

In Bolivia, physical sales rose 10.1% with respect to the previous year. The competitive situation has remained stable and there has been a slight gain in market share at the expense of competing brands. Local prices per unit case have also experienced a slight drop in nominal currency, which is the result of business tactics that, in the opinion of the Company, do not reflect a medium-term pricing strategy. Net revenue totaled TCH$30.015.336 (MUS$50.547,9), which represents a 13.8% decrease in relation to 2002. Operating cash flow (operating profit + depreciation) was TCH$5.564.189 (MUS$9.370,5), which accounts for 18.5% of revenue in comparison to 20.1% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of December 31, 2003 and 2002 are shown below:

------------------------------------------------   -----------   -----------
Concepts                                              2003          2002
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Liquidity
------------------------------------------------   -----------   -----------
Current assets                                      48.324.855    75.992.082
------------------------------------------------   -----------   -----------
Current liabilities                                102.895.225    83.735.106
------------------------------------------------   -----------   -----------
Liquidity                                                 0.47          0.91
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Acid ratio
------------------------------------------------   -----------   -----------
Current assets - Inventories                        38.380.378    62.390.892
------------------------------------------------   -----------   -----------
Current liabilities                                102.895.225    83.735.106
------------------------------------------------   -----------   -----------
Acid ratio                                                0.37          0.75
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Debt ratio
------------------------------------------------   -----------   -----------
Current liabilities + Long-term liabilities        243.672.096   297.308.282
------------------------------------------------   -----------   -----------
Equity + Minority interest                         241.552.960   279.720.219
------------------------------------------------   -----------   -----------
Debt ratio                                                1.01          1.06
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Current liabilities/Total debt                          42.23%        28.16%
------------------------------------------------   -----------   -----------
Long-term debt/Total debt                               57.77%        71.84%
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Financial expenses coverage
------------------------------------------------   -----------   -----------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies    41.543.546    43.533.285
------------------------------------------------   -----------   -----------
Net financial expenses                              10.350.693    13.178.947
------------------------------------------------   -----------   -----------
Coverage                                                  4.01          3.30
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
ACTIVITY
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Total assets
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Inventories turnover
------------------------------------------------   -----------   -----------
Cost of sales                                      133.114.391   140.678.918
------------------------------------------------   -----------   -----------
Average inventories                                 11.772.834    12.102.677
------------------------------------------------   -----------   -----------
Inventories turnover                                     11.31         11.62
------------------------------------------------   -----------   -----------

------------------------------------------------   -----------   -----------
Inventory turnover in days
------------------------------------------------   -----------   -----------
Average inventories                                 11.772.834    12.102.677
------------------------------------------------   -----------   -----------
Cost of sales                                      133.114.391   140.678.918
------------------------------------------------   -----------   -----------
Inventory turnover in days                               31.84         30.97
------------------------------------------------   -----------   -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


----------------------------------------   ------------   ------------
Concepts                                       2003           2002
----------------------------------------   ------------   ------------
Net sales
----------------------------------------   ------------   ------------
Chile                                       118.393.274    114.858.754
----------------------------------------   ------------   ------------
Peru                                         72.672.723     91.412.846
----------------------------------------   ------------   ------------
Bolivia                                      30.015.336     34.823.355
----------------------------------------   ------------   ------------
Consolidated                                221.081.333    241.094.955
----------------------------------------   ------------   ------------

----------------------------------------   ------------   ------------
Sales in thousand unit cases
----------------------------------------   ------------   ------------
Chile                                            73.533         69.200
----------------------------------------   ------------   ------------
Peru                                             81.706         79.114
----------------------------------------   ------------   ------------
Bolivia                                          31.467         28.592
----------------------------------------   ------------   ------------
Consolidated                                    186.706        176.906
----------------------------------------   ------------   ------------

----------------------------------------   ------------   ------------
Cost of sales
----------------------------------------   ------------   ------------
Chile                                        72.332.211     71.675.528
----------------------------------------   ------------   ------------
Peru                                         44.168.269     48.054.561
----------------------------------------   ------------   ------------
Bolivia                                      16.613.911     20.948.829
----------------------------------------   ------------   ------------
Consolidated                                133.114.391    140.678.918
----------------------------------------   ------------   ------------

----------------------------------------   ------------   ------------
Operating Income                             16.325.072     19.965.211
----------------------------------------   ------------   ------------
Financial expenses                          (17.310.115)   (18.547.455)
----------------------------------------   ------------   ------------
Non-operating income                        (53.497.193)   (38.539.958)
----------------------------------------   ------------   ------------
EBITDA                                       41.543.546     43.533.286
----------------------------------------   ------------   ------------
Income (loss) before income taxes           (37.172.121)   (18.574.746)
----------------------------------------   ------------   ------------

----------------------------------------   ------------   ------------
Profitability
----------------------------------------   ------------   ------------

----------------------------------------   ------------   ------------
Return on Equity
----------------------------------------   ------------   ------------
Income (loss) net                           (34.097.575)   (16.637.825)
----------------------------------------   ------------   ------------
Average equity                              212.998.737    233.842.156
----------------------------------------   ------------   ------------
Return on equity                                 -16.01%         -7.11%
----------------------------------------   ------------   ------------

----------------------------------------   ------------   ------------
Return on Assets
----------------------------------------   ------------   ------------
Income (loss) net                           (34.097.575)   (16.637.825)
----------------------------------------   ------------   ------------
Average assets                              531.126.779    538.424.495
----------------------------------------   ------------   ------------
Return on Assets                                  -6.42%         -3.09%
----------------------------------------   ------------   ------------

----------------------------------------   ------------   ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


-----------------------------------------------   ------------   ------------
Concepts                                              2003           2002
-----------------------------------------------   ------------   ------------

-----------------------------------------------   ------------   ------------
Average operating assets                           199.721.872    214.505.373
-----------------------------------------------   ------------   ------------

-----------------------------------------------   ------------   ------------
Return on average operating assets                      -17.07%         -7.76%
-----------------------------------------------   ------------   ------------

-----------------------------------------------   ------------   ------------
Income (loss) per share
-----------------------------------------------   ------------   ------------

-----------------------------------------------   ------------   ------------
Income (loss) net                                  (34.097.575)   (16.637.825)
-----------------------------------------------   ------------   ------------
Number of subscribed and paid-in shares            510.853.230    510.853.230
-----------------------------------------------   ------------   ------------
Income (loss) per share                                 -66.75         -32.57
-----------------------------------------------   ------------   ------------

-----------------------------------------------   ------------   ------------
Dividend return:
-----------------------------------------------   ------------   ------------
Series A
-----------------------------------------------   ------------   ------------
Dividends paid in year/No. of shares in series            0.00           0.00
-----------------------------------------------   ------------   ------------
Closing price of share                                     262            158
-----------------------------------------------   ------------   ------------
Dividend return                                           0.00%          0.00%
-----------------------------------------------   ------------   ------------

-----------------------------------------------   ------------   ------------
Series B
-----------------------------------------------   ------------   ------------
Dividends paid in year/No. of shares in series            0.00           0.00
-----------------------------------------------   ------------   ------------
Closing price of share                                     275            135
-----------------------------------------------   ------------   ------------
Dividend return                                           0.00%          0.00%
-----------------------------------------------   ------------   ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


II.   Analysis of Balance Sheet

As of  December 31,
                                     2003        2002     Variations Variations
                                     TCH$        TCH$        TCH$         %
Current assets                    48.324.855  75.992.082 (27.667.227)  (36.41)%
Property, plant and equipment    151.937.706 178.768.005 (26.830.299)  (15.01)%
Other assets                     284.962.496 322.268.414 (37.305.918)  (11.58)%
                                 ----------- ----------- ----------- --------
Total Assets                     485.225.057 577.028.501 (91.803.444)  (15.91)%
                                 ----------- ----------- ----------- --------

Current liabilities              102.895.225  83.735.106  19.160.119    22.88%
Long-term liabilities            140.776.871 213.573.176 (72.796.305)  (34.08)%
Minority interest                 42.045.140  53.230.566 (11.185.426)  (21.01)%
Equity                           199.507.821 226.489.653 (26.981.832)  (11.91)%
                                 ----------- ----------- ----------- --------
Total liabilities and equity     485.225.057 577.028.501 (91.803.444)  (15.91)%
                                 ----------- ----------- ----------- --------

When comparing the composition of the consolidated balance sheet, a decrease of TCH$27.667.227 is noted in current assets due to the reduction in interest-bearing investments and cash, inventories and the amortization of prepaid expenses. On the other hand, an increase of TCH$19.160.119 is noted in current liabilities. This increase in current liabilities is due mainly to the presentation in the short term of the prepayment of part of the series B bonds, the entire Chilean syndicated loan and part of the bilateral loan with Wachovia Bank made in 2004. There is also an increase in provisions due to the recognition of the loss on the sale of the Peruvian operation. This change results in a drop in the consolidated liquidity ratio, which went from 0.91 to 0.47.

There was also a change in the activity ratios. Inventory turnover went from
11.62 to 11.31 while days of sales in inventory rose from 30.97 to 31.84 days.

Other long-term assets dropped TCH$37.305.918, due mainly to the reduction in goodwill and intangibles of controlled foreign companies, in dollars, and the early amortization of deferred expenses due to the redemption of part of the series B bonds, all of the Chilean syndicated loan and part of the bilateral loan with Wachovia Bank.

Long-term liabilities dropped TCH$72.796.305 because of the payment of principal of the series A bonds in August 2003 and the recognition in the short term of the prepayments of part of the Chilean Series B bonds and the entire Chilean syndicated loan.

There was a decrease in consolidated debt from 1.06 to 1.01 times equity plus minority interest given the reduction in debt.

Property, plant and equipment fell TCH$26.830.299, mainly because of the control kept of property plant and equipment in dollars in foreign companies.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


III.  Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. It was determined at the time of acquisition that the book values were distinct to the market prices, so the property plant and equipment were adjusted to their market price based on external appraisals. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated, and cover the cost of depreciation during their remaining useful life.

(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

(d) The goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.

IV.   Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the year ending December 31,

                                                  2003         2002      Variations  Variations
                                                  TCH$         TCH$         TCH$          %
Net Cash flow from operating activities        15.534.049   28.187.965  (12.653.916)   (44.89)%
Net Cash flow from finance activities         (24.005.248)  (9.751.478) (14.253.770)  (146.17)%
Net Cash flow from investment activities
                                               (8.699.948) (20.661.788)  11.961.840     57.89%
                                             ------------  -----------  -----------   -------
Total Net cash flow for the period            (17.171.147)  (2.225.301) (14.945.846)  (671.63)%
                                             ------------  -----------  -----------   -------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The Company and its subsidiaries reported a negative net cash flow of TCH$17.171.147 during the year ended as of December 31, 2003, a negative variation of TCH$14.945.846 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$15.534.049, which is smaller by TCH$12.653.916 than the one generated in the same period in the previous year. This variation is principally the result of decrease in collection of sales receivables and smaller payments to suppliers and employees and VAT and other similar taxes paid.

Financing activities generated a negative flow of TCH$24.005.248, which meant a negative change of TCH$14.253.770 compared to the previous year. The difference stems principally from the pay to capital of Chilean syndicated banks by TCH$17.645.335 and Chilean Bonds A by TCH$18.192.797, and smaller loans secured.

Investment activities resulted in a negative flow of TCH$8.699.948, which is TCH$11.961.840 greater than the investment flow in 2002. This variation is principally the result of an increase in collection of loans to related companies and decrease in additions to property, plant and equipment.

V.    Analysis of Market Risk

The Company's business environment is subject, principally, to three types of risks:

a) Interest rate: as of December 31, 2003, 57.6% of the long-term debt of the Company was structured through fixed interest rates. The remaining 42.4% is comprised of a variable interest rate scheme called Libor and Tab (Average Base
Rate). These are the rates offered by banks on the international and national interbank market.

b) Foreign currency exchange rate: as of December 31, 2003, approximately 67.3% of the total interest-bearing debt of the Company was exposed to exchange fluctuations between Chilean pesos and U.S. Dollars. The remaining 32.7% is denominated in unidades de fomento and is therefore not subject to exchange rate risk.

This risk has been partially minimized because the parent company signed an interest rate swap agreement on July 17, 2003 with Banco Santander Santiago for the debt it owes to Wachovia Bank, National Association, and Rabobank Curacao N.V. in the amount of US$50.000.000. This agreement sets down a debt of ChTh$35.000.000, at an exchange rate of CH$700, for principal and interest payments at the nominal annual base rate plus 2.45%. As a result, debt exposure to the US dollar is expected to be around 50.0% of the total.


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